1-A/A

07046913

Amended FORM 1-A. Offering Statement under Regulation A
P & M Entertainment, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

24-10166

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

P & M Entertainment, Inc.
[Exact name of Issuer as specified in its charter]

State of Delaware
[State or other jurisdiction of incorporation or organization]

P.O. Box 1322, Hagerstown, Maryland 21741, (240) 675-4404
[Address, including zip code, and telephone number, including area code of Issuer's principal executive office]

Craig W. Price, P.O. Box 1322, Hagerstown, Maryland 21741, (240) 675-4404
[Name, address, including zip code, and telephone number, including area code, of agent for service]

7200
[Primary standard Industrial Classification Code Number]

91-2199593
[I.R.S. Employer Identification Number]

THIS OFFERING STATEMENT SHALL BECOME QUALIFIED ON THE 20TH CALENDAR DAY FOLLOWING THE FILING OF THIS AMENDMENT.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item is presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:[1]

(a) the Issuer's Directors;

Craig W. Price
9603 Morning Dew Court
Hagerstown, Maryland 21740

Adam Glasser
3907 Sepulveda Blvd.
Sherman Oaks, California 91403

(b) the Issuer's Officers;

Craig W. Price
President
9603 Morning Dew Court
Hagerstown, Maryland 21740

(c) the Issuer's General Partner;

Not applicable

(d) record owners of 5 percent or more of any class of the Issuer's equity securities;

As of the effective date of the Offering, Craig W. Price owns 50,000,000 Shares, or 96.15%[2] of the Common Stock of the Issuer's Equity Securities.

(e) beneficial owners of 5 percent or more of any class of the Issuer's equity securities;

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[1] For all of the persons listed in this Item 1, only the residential addresses are provided. The business addresses for each individual are the same as that of the Issuer.

[2] This number reflects the Company's intention to issue Adam Glasser options to acquire six million (6,000,000) Shares of the Common Stock of the Issuer's Securities, that vest at the rate of 2 million Shares per year over 3 years, at a price of $0.01 per Share. According to the Issuer's intention, Mr. Glasser would be due to receive 2,000,000 of these shares within 90 days of the effective date of this Offering.

The record owners described in (d) above are the only owners as of this date that own 5 percent of any class of Issuer's equity securities.

(f) promoters of the Issuer;

Craig Price
9603 Morning Dew Court
Hagerstown, Maryland 21740

(g) affiliates of the Issuer;

Craig W. Price
9603 Morning Dew Court
Hagerstown, Maryland 21740

(h) counsel to the Issuer with respect to the proposed offering;

Dennis C. O'Rourke
Moritt, Hock, Hamroff & Horowitz, LLP
400 Garden City Plaza
Garden City, New York 11530

(i) each Underwriter with respect to the proposed offering;

The Issuer does not presently, nor does it intend to utilize an underwriter for this Offering.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partner; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in Item 1 of this Form 1-A are subject to any of the disqualification provisions set forth in Rule 262. Accordingly, Item 2(b) is not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities are to be Offered

The Issuer has retained Pegasus Advisory Group, Inc. ("Pegasus") to act as a consultant to the Issuer and to introduce potential investors to the Issuer.[3] In addition, the Issuer has retained JW Financial, L.L.C. ("JW Financial") to act as a consultant to the Issuer and to introduce potential investors to the Issuer.[4] The Issuer will market and sell the Shares solely to investors known to the Issuer's directors in California, New York and Maryland. These sales will be registered in the states where securities are sold in accordance with each individual states' securities registration statutes.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

1. Pursuant to the Letter Agreement with Pegasus, the Issuer issued a Promissory Note to Pegasus in the amount of $200,000.00. Pursuant to that agreement, if the Issuer files a Form 1-A which is deemed qualified by the SEC, then Pegasus may, at its election, convert the amounts then due into the common stock offered pursuant to the Form 1-A upon the terms thereof.

2. Pursuant to the Business Consultant Agreement with JW Financial, the Issuer agreed to compensate JW Financial at the annual rate of $50,000.00. Pursuant to that agreement, if the Issuer files a Form 1-A which is deemed qualified by the SEC, then Pegasus may, at its election, convert the amounts then due into the common stock offered pursuant to the Form 1-A upon the terms thereof.

ITEM 6. Other Present or Proposed Offerings

Neither the Issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

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[3] The Letter Agreement entered into between the Issuer and Pegasus Advisory Group, Inc. is attached hereto as Exhibit 6(b)-2.

[4] The Business Consultant Agreement entered into between the Issuer and JW Financial, L.L.C. is attached hereto as Exhibit 6(b)-3.

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the Offering covered by this Form 1-A for any of the following purposes:

(1) To limited or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None of the marketing arrangements set forth in (a)(1), (2) or (3) of this Item 7 exist in relation to this Offering. Accordingly, Item 7(b) is inapplicable.

ITEM 8. Relationship With Issuer of Experts Named in Offering Statement

There are no experts named in the offering statement

ITEM 9. Use of a Solicitation of Interest Document

No such written documents or broadcast scripts were used prior to the filing of this notification.

F:\P&M Entertainment, Inc\Docs\P&M 1-A Offering Statement AMENDED 012407.Doc

PART II - OFFERING CIRCULAR

P&M ENTERTAINMENT, INC.

Up to $500,000.00
10,000,000 Common Stock Shares
Effective Date of Offering: March 30, 2007

P&M ENTERTAINMENT, INC., a Delaware corporation ("we," "our," "P&M," or the "Company") that is currently conducting operations, is offering up to 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") at a purchase price of $0.05 per share (the "Offering"). All of the Shares being sold herein are being sold by the Company, and none of the Shares sold herein are being offered by the current stockholders of the Company. The Offering is being made on a best efforts basis, and there is no minimum number of shares which must be sold for the offering to become effective. The Shares will be sold by the Company to investors that are to be introduced to the Company by consultants. These arrangements are discussed in greater detail below.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Distribution of Proceeds

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer if Maximum Amount Sold
Per Share Total	$0.05	Not Applicable	$450,000.00[1]

[1] The Issuer will incur approximately $50,000 in expenses related to the filing of this Form 1-A Offering Circular.

TABLE OF CONTENTS

THE COMPANY 1
RISK FACTORS 3
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS 10
USE OF PROCEEDS 11
BUSINESS AND PROPERTIES 13
OFFICERS AND DIRECTORS OF THE COMPANY 24
SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS 27
DESCRIPTION OF SECURITIES 29
FINANCIAL STATEMENTS 30
INDEMNIFICATION OF OFFICERS AND DIRECTORS 40
CERTAIN INCOME TAX CONSEQUENCES 41

THE COMPANY

Legal Corporate Name: **P&M ENTERTAINMENT, INC.**
State and Date of Incorporation: **Delaware, June 20, 2003**
Street address of principal office: **PO Box 1322, Hagerstown, Maryland 21741**
Telephone Number: **(240) 675-4404 or toll free (877) 497-6733**
Fiscal Year End date: **December 31, 2006**
Officer(s) to contact with respect to the offering: **Craig W. Price – President**

P&M ENTERTAINMENT, INC., a Delaware corporation ("we," "our," "P&M," or the "Company") is engaged in the exotic entertainment party industry, as well as the adult toy industry. As is discussed in greater detail below, the Company offers two main services. First, the Company offers for rent private busses to consumers that want to take a tour around a particular city, and private entertainers that can be hired to perform an exotic dance routine on the bus. Secondly, the Company offers a catalog of adult toy products that are marketed on the internet and by independent contractors who demonstrate the uses of the various products offered by the Company through in-home demonstrations.

A maximum of 10,000,000 shares of Common Stock of the Company (the "Common Stock," or the "Shares") are being offered to the public at $0.05 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective, and no escrow account has been, or will be, established for the subscriptions made pursuant to this Offering as subscriptions will be made directly to the Company. A maximum amount of $500,000.00 is sought to be raised from this Offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the National Association of Securities Dealers. The Shares are to be sold directly by the Company to investors who are introduced to the Company by Pegasus Advisory Group, Inc. ("Pegasus") and JW Financial, L.L.C. ("JW Financial"). Both of these entities have been retained as consultants of the Company and their agreements with the Company are attached hereto as **Exhibit 6(b)-2** and **Exhibit 6(b)-3**, respectively.

Of the Shares of the Company offered hereby, all Shares are being offered by the Company and no Shares are being offered by the Company's current shareholders. The Company will receive all proceeds from the sale of the Shares, after expenses and any brokers' compensation, if applicable. Prior to the effective date of this Offering, there has been no public market for the Common Stock.

The difference between the offering price per share of the Common Stock offered hereby and the Company's net tangible book value per share after the Offering constitutes dilution to new investors in this Offering. Net tangible book value per share is determined by dividing the Company tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

At December 31, 2006, the Company's net tangible book value was $0.001 per share. After giving effect to the sale of the Common Stock at the purchase price as set forth above, the Company's pro forma net tangible book value would be approximately $0.0001 per share. This represents an immediate decrease in net tangible book value of $0.0001 per share to existing shareholders and an immediate dilution per share to new investors.

This Space Intentionally Left Blank.

RISK FACTORS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Offering.

The following Risk Factors, in addition to the other information contained in this Offering, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in the section "Business and Properties," as well as those discussed elsewhere in this Offering.

The Company Has The Exclusive Right to Use The *Seymore Butts*® Trademark Pursuant to a Licensing Agreement. The Termination of This Agreement Could Have A Material Adverse Affect on the Company and its Revenues.

On June 3, 2004, the Company entered into a Trademark Licensing Agreement (the "Licensing Agreement") with Brady's Pop Productions, Inc. d/b/a Seymore Butts, a California corporation with its principal place of business at 13224-H Admiral Avenue, Marina Del Ray, California 90292 ("Seymore Butts"). Potential investors are advised that the Chief Executive Officer of Seymore Butts is Adam Glasser, a director of the Company.

Under this Licensing Agreement, Seymore Butts, as the owner of all right, title and interest to the trademark *Seymore Butts*® (the "Trademark") granted the Company the exclusive right to use the Trademark in connection with the labeling, marketing, advertising, promotion, public relations, offering for sale and the sale of the Company's web-based booking and scheduling of entertainers for parties and events, and the sale of adult products. A copy of the Licensing Agreement is attached hereto as **Exhibit 6(b)-1**.

The Company relies heavily on the Licensing Agreement as the Trademark is believed to be widely known throughout the United States. In the event that the Licensing Agreement terminates for any reason, it could have a material adverse impact on the Company's business, including, but not limited to, the loss of the Trademark for the Company's adult toy products which could result in decreased revenues and a decrease in stock price.

For a more detailed explanation of the Company's business and how the Trademark affects said business, see the section titled "Business and Properties," commencing on page 12.

Party Bus Accidents.

As is set forth in greater detail in the section titled "Business and Properties," one of the Company's services is that it offers for rent, private busses wherein customers may hire a private entertainer, through the Company, to perform an exotic dance routine while the bus takes the customers on a tour of the city, based on where the customer desires to go. If any of these buses were involved in an accident of any magnitude, it could potentially expose the Company to various liabilities, including but not limited to, insurance and negligence. Such an event could have a material adverse effect on the Company, its reputation, its ability to expand into additional markets and/or its ability to generate adequate revenues.

Laws Affecting the Company are Subject to Change.

The Company's services are similar to adult entertainment nightclubs, which are subject to local, state and federal regulations. The adult entertainment provided by the Company has elements of speech and expression and, therefore, enjoys some protection under the First Amendment to the United States Constitution. However, the protection is limited to the expression, and not the conduct of an entertainer. While the Company's services are currently in compliance with the regulations, there can be no assurance that local, state and/or federal licensing and other regulations will permit the Company to remain in operation or profitable in the future.

As of the date of this Offering, the Company has never been in violation of any federal, state or local laws pertaining to adult entertainment. Accordingly, the Company has never faced negative public perception therefrom.

Physical Altercations Between the Company's Customers and Security Personnel.

The Company's services involve adult entertainment and groups of customers that average 15 people per event. As is discussed in greater detail below, the customer has the option of hiring a private entertainer, through the Company, to perform an exotic dance routine on the bus. When customers elect to hire an entertainer, the Company hires private security personnel to accompany the entertainers on the bus.

While the Company does not, and will not at any time in the future, serve alcoholic beverages during its events, it can make no assurances that its customers will not be drinking before the event and subsequently, get into a physical altercation with either the Company's entertainment or the security personnel provided therewith. In the event of such an altercation, the Company could potentially experience numerous material adverse effects including, but not limited to, increased insurance premiums, lawsuits and negative publicity.

Best Efforts Basis; No Escrow For the Shares.

This Offering is being made on a "best efforts basis" and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Absence of Regulatory Oversight.

The Shares described herein are not being registered under the Securities Act of 1933, as amended (the "1933 Act"), and must be acquired for investment purposes only and not with a view to the distribution thereof. In addition, the Company has not registered and does not intend to register, under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, the provisions of the 1940 Act, (which, among other matters, require investment companies to have a majority of disinterested directors, require securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and regulate the relationship between the adviser and the investment company) are not applicable to the Company. In addition, following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"), depending on how many Shares are sold and to how many investors.

As such, potential investors are advised that the Company is not subject to certain SEC regulations that relate to the governance and oversight of companies. Thus, potential investors shall not enjoy the same protections afforded to investors of companies that are registered under the 1933 Act, 1940 Act, or are required to file periodic reports with the SEC pursuant to the 1934 Act.

Lack of Management or Control by Investors.

The Investors are not permitted to take part in the management or control of the Company's business, which will be the sole responsibility of the Company's directors. The directors will have virtually unlimited latitude in making investment decisions for the Company. The Investors will not have any authority or power to act for or bind the Company.

Dividends and Distributions.

The Company has never issued a dividend nor does it presently intend to pay dividends or other distributions to any of the subscribers of this Offering. Consequently, an investor's only opportunity to achieve a return on his investment in the Company will be if the market price of our Common Stock appreciates and you sell your Shares at a profit. There is no guarantee that the price of our Common Stock that will prevail in the market after this Offering will ever exceed the price that you pay.

Use of Accounting Estimates.

The preparation of the Company's financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the Company to make estimates and assumptions in calculating financial results. The operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

Dependence on Key Personnel.

If the Company is unable to recruit and retain qualified personnel, it could have a material adverse effect on operating results and stock price.

The Company's success depends in large part on the continued services of executive officers, senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the Company's results of operations. It is also very important that the Company attracts and retains highly skilled personnel to accommodate growth and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Accordingly, the Company may be unable to recruit, train and retain employees. If the Company cannot attract and retain qualified personnel, it could have a material adverse impact on operating results and stock price.

Additional Capital.

If the Company's business strategy is not achieved, the Company may require additional financing to fund its operations. This financing may involve incurring debt or selling equity securities. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If the Company incurs debt, the risks associated with the business and with owning the Company's common stock could increase. In addition, any new equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. If the Company is unable to obtain additional financing, its ability to fund its operations and meet future plans could be materially adversely affected.

Additional Financing May Result In Dilution Of Ownership.

If the cash generated from the Company's operations is insufficient to satisfy working capital and expenditure requirements, then the Company will need to raise additional funds through the public or private sale of equity or debt securities. The timing and amount of capital requirements will depend upon a number of factors, including cash flow and cash requirements for adult entertainment. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage of ownership of the Company's then-existing shareholders will be reduced. Accordingly, the Company cannot assure that additional financing will be available on terms favorable to the Company. Any future equity financing, if available, may result in dilution to existing shareholders, and debt financing, if available, may include restrictive covenants. Any failure by the Company to procure timely additional financing will have material adverse consequences on business operations.

Reliance on Management's Judgment.

Investors will be relying on the judgment of management regarding the application of these proceeds. The Company currently anticipates using the proceeds predominantly for working capital and for marketing and advertising its current products and services (for a full description, see the section titled "USE OF PROCEEDS"). Management has only made preliminary determinations of the amount of net proceeds to be used specifically for each of the foregoing purposes based upon current expectations regarding financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as financial performance may differ from current expectations or the business needs may change as the Company's business and the industry it operates in evolve. Accordingly, the Company cannot assure investors that the proceeds will be used for purposes that increase the Company's results of operations or the value of the Common Stock purchased in this Offering.

Risks Associated with Possible Acquisitions and Other Strategic Transactions.

If the Company cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on operating results and stock price.

Occasionally, the Company may evaluate business opportunities and other strategic transactions that appear to fit within the Company's overall business strategy. The Company may decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

- the difficulty of integrating acquired technologies, operations and personnel with existing operations;
- the difficulty of developing and marketing new products and services;
- the diversion of management's attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;
- exposure to unforeseen liabilities of acquired companies; and
- the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

- charges to income to reflect the amortization of acquired intangible assets;
- write-offs for the impairment of the carrying value of goodwill or other intangible assets;

- interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and
- any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Company stockholders.

Competition.

The Company believes that its chief competition are adult entertainment nightclubs located in each city wherein the Company offers its services. Some of these competitors may have greater financial and management resources than we do. Additionally, the industry is subject to unpredictable competitive trends and competition for general entertainment dollars. Generally, the industry tends to be sensitive to the general local economy, in that when economic conditions are prosperous, entertainment industry revenues typically increase, and when economic conditions are unfavorable, entertainment industry revenues decline.

Accordingly, there can be assurance that we will be able to remain profitable within this competitive industry.

Our Management Controls a Significant Percentage of Our Current Outstanding Common Stock and Their Interests May Conflict With Those of Our Shareholders.

As of the date of this Offering, our Directors and Officers control 100% of the outstanding Common Stock of the Company.[2] If all of the Shares offered pursuant to this Offering are sold, the Directors and Officers will own approximately 83.87% of the Company's issued and outstanding Common Stock.

This concentration of voting control gives our Directors and Officers substantial influence over any matters which require a shareholder vote, including, without limitation, the election of Directors, even if their interests may conflict with those of other shareholders. It could also have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquirer from attempting to obtain control of the Company. This could have a material adverse effect on the market price of our Common Stock or prevent our shareholders from realizing a premium over the then prevailing market prices for their Shares of Common Stock.

Our Directors Are Indemnified to the Fullest Extent Permitted by Delaware Law.

Our Certificate of Incorporation provides, as permitted by Delaware law, that our Directors shall not be personally to the Company or to any of the Company's stockholders for monetary damages for breach of fiduciary duty as a director. Furthermore, the Directors and Officers are indemnified against expenses and liabilities they incur to defend, settle, or satisfy any civil litigation or criminal action brought against them on account of their being or having been its Directors or Officers unless, in such action, they are adjudged to have acted with gross negligence or willful misconduct.

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[2] Craig Price, the Company's President and a Director, beneficially owns 50,000,000 Shares of the Company's Common Stock. Mr. Price was issued 1,000 shares of the Company's Common Stock and following the Company's 50,000-for-1 split of its Common Stock, Mr. Price had 50,000,000 Shares of Common Stock. This stock split is discussed in greater detail below. The Company anticipates that Adam Glasser, a Director of the Company, will own 2,000,000 Shares of the Company's Common Stock within 90 days of the Offering.

The inclusion of these provisions may have the effect of reducing the likelihood of derivative litigation against Directors and Officers, and may discourage or deter stockholders or management from bringing a lawsuit against Directors and Officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Offering contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "will," "believe," "estimate," "intend," "expect" and similar expressions are generally intended to identify forward looking statements. Actual results could differ materially from those described or implied by such forward looking statements. Factors that may materially affect such forward-looking statements include, but are not limited to:

- significant competition in our industry;
- unfavorable publicity or consumer perception of our products;
- the incurrence of material product liability and product recall costs;
- costs of compliance or the failure to comply with governmental regulations;
- economic, political, and other risks associated with our operations;
- our failure to keep pace with the demands of our customers for new products and services;
- disruptions in our product distribution;
- the lack of long-term experience with human consumption of ingredients in some of our products;
- increases in the frequency and severity of insurance claims;
- the loss or retirement of key members of the Company's management;
- increases in the cost of borrowing and limitations on availability of additional debt or equity capital;

In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering will be, in fact, realized. Accordingly, potential investors in the Company should not place undue reliance on these forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements, and we specifically decline any obligation to update, republish, or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Marketing and Advertising of the Company's Products and services	$250,000.00
Consulting Fees	$200,000.00
Legal Fees	$50,000.00

Through this Offering, the Company's management is looking to raise $500,000. Management is confident that the proceeds of this Offering will satisfy the Company's cash requirements for at least the next twelve (12) months, but the Company may seek additional funds in the future to further expand its business operations.

1. The primary use of the proceeds realized from this Offering will be for funding the Company's marketing and advertising presence through the United States with a focus toward promoting the Company's products and services. Specifically, the Company currently to expand its operations for both the xXxposed Entertainment Party Bus Events, and the Ladies Night Parties from approximately 40 markets to 64 markets within the United States. In addition, the funds will be used to feature its banner advertisements on various exotic entertainer websites, such as **www.SexyJobs.com**, **www.ModelGig.com**, **www.AdultStaffing.com**, **www.OneModelPlace.com** and **www.Craigslist.com**, to name a few. Finally, marketing funds will also be used to promote the Company's products and services utilizing traditional print media. As of December 31, 2006, the Company had, at various times, taken out full page advertisements in LA Weekly, Miami New Times, Chicago Reader, Phoenix New Times, Dallas Observe, Cleveland Scene, Steppin' Out Magazine and Detroit Xtreme Magazine. The Company will look to employ similar full page advertisements in print media through the country within markets in which it will seek to expand.

2. Secondly, the Company will utilize approximately $200,000 from the proceeds realized in this Offering to pay compensation pursuant to consulting agreements that it has in place:

- On September 1, 2006, the Company issued a Note for services to Pegasus Advisory Group, Inc. ("Pegasus") in the principal amounts of $200,000 bearing interest at the rate of 2% per annum. Pegasus was retained as a consultant to the Company and in exchange for these services, has agreed to introduce potential investors to the Company. This Note matures on October 10, 2008 (the "Maturity Date"). In the event that the Company files a Form 1-A which is then deemed qualified by the SEC, the Holder, at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into Common Stock of the Company. The agreement agreement between the Company and Pegasus is annexed hereto as **Exhibit 6(b)-2**.

- On August 24, 2006, the Company entered into a Consulting Agreement with JW Financial, LLC ("JW Financial"), a Delaware limited liability company for the purpose of JW Financial providing the Company with expertise in capital raising, shareholder communications and public relations in order to support its business and growth. To compensate JW Financial for its services, the Company agreed to pay fifty thousand dollars ($50,000) annually, which may be convertible into Common Stock of the Company upon the effective date of a Regulation A Offering. If the Regulation A Offering does not take effect, the $50,000 fee shall be waived. A copy of the Consulting Agreement between the Company and JW Financial is annexed hereto as **Exhibit 6(b)-3**.

The Licensing Agreement between the Company and Brady's Pop Productions has a 3 year term with automatic 3 year renewals. Under this agreement, the Company pays a monthly fee to Brady's Pop Productions of fifteen percent (15%) of the Net Revenue generated from the sale of all of the Company's services and products defined therein. In addition, the Company is to pay Licensor forty percent (40%) of revenue generated from the Market Licensing Fees calculated on all such revenue in excess of the first fifty thousand dollars ($50,000) of revenue that will be allocated to a corporate marketing fund. The Company does not intend to utilize any of the proceeds realized from this Offering to pay the fees under the Licensing Agreement. These fees are to be paid out of the revenues in accordance with the terms and conditions contained in the Licensing Agreement, a copy of which is annexed hereto as **Exhibit 6(b)-1**.

The Company is not subject to any unsatisfied judgments, liens or settlement obligations or any amounts thereof. There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations (including any litigation or action involving the Company's Officers, Directors or other key personnel).

Mr. Craig Price, the Chief Executive Officer and President of the Company, has not received any salary since the Company's inception through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Price a salary of $8,000 per month, but as of this date, no salary has been paid. The Company intends to continue to accrue salary owed to Mr. Price until such time as funds are available to satisfy this obligation, and Mr. Price will be repaid out of net profits realized through the sale of the Company's products. Mr. Price and the Company have not entered into a written agreement evidencing his employment and salary to be paid for his services rendered to the Company.

BUSINESS AND PROPERTIES

Summary

P&M Entertainment, Inc. ("we," "our," "P&M," or the "Company"), a Delaware corporation, is engaged in the exotic entertainment party industry, as well as the adult toy party industry. The Company is currently seeking to raise a maximum of $500,000.00 through the sale of 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") to the public at a price of $0.05 per share in order to purchase inventory needed for growth and to support its marketing and promotional development for its existing and new product lines.

The Company operates within two segments of the adult entertainment industry through the two separate divisions of the Company: 1) xXxposed Entertainment ("xXxposed") which focuses on the Exotic Entertainment Party Industry and 2) Ladies Night Parties ("Ladies Night") which focuses on the Adult Toy Industry.

While the Company currently conducts operations in approximately 40 markets across the United States, we believe that both xXxposed and Ladies Night have a strong business plan that can successfully penetrate up to 64 markets throughout the country. The initial launch will consist of cities where the population exceeds 2,000,000 people and the average median income exceeds $40,000 per year. These metro areas will, the Company believes, provide the best opportunity for us to develop and market our products and services.

The Company currently provides entertainers and services in major cities such as New York, Chicago, Los Angeles, Miami, Atlanta, Dallas, Washington D.C., and Las Vegas, where adult related products are prevalent and generally well received. However, the Company feels that a strong presence in secondary markets is invaluable due to the lack of competition. Thus, the Company also provides its services in such secondary markets as Nashville, Pittsburgh, St. Louis, Louisville, Cleveland, Phoenix, and Houston, to name a few.

xXxposed Entertainment

xXxposed's primary source of business will be through the Company's National Party Bus Events (the "Party Bus") and revenue obtained through booking talent for bachelor parties, bachelorette parties, birthdays and other specialty events such as professional and college sporting events, national/regional fraternity events, adult related trade shows, and spring break festivities.

We believe the xXxposed Party Bus is the largest of its kind that currently operates in the United States. The coaches, the so-called "Strip Clubs on Wheels," can comfortably hold up to 45 passengers with interior décor that, we believe, consistently provides customers with the feel of being inside an adult entertainment nightclub. The Company's entertainers perform an adult/erotic show right in front of guests as the bus takes a tour around each city. Coaches are currently available in 40 metro cities, running single or multiple tours on Thursday, Friday and Saturday nights. By controlling all facets of the Party Bus – when it runs, where it runs, how many times it runs each day – we believe the Company may be able to provide a controllable and steady revenue stream in each market.

Due to the Licensing Agreement between the Company and Brady's Pop Productions (a copy of which is annexed hereto as **Exhibit 6(b)-1**), the Company is able to utilize the *Seymore Butts*® trademark by allowing customers to hire entertainers that have appeared in *Seymore Butts*® films over the years. This unique feature enables the Company's customers to personally select their entertainment, as opposed to the standard adult entertainment nightclub where the customer must accept the entertainer that is provided for them. We feel that the Licensing Agreement and the exclusive use of the *Seymore Butts*® brand name helps separate our business from our competitors.

For any potential client who is interested in setting a Party Bus event, that potential client is directed to the Company's toll free number, where a representative of the Company collects the appropriate information – name, address, contact numbers, event date desired, desired entertainer and client expectations. From there, the Company rents a bus from any company within the desired city that rents busses or trucks and establishes a start time and a starting location for the client and his guests to meet.

The Company establishes high profile start/stop locations (night clubs, comedy clubs, hotels, bars, casinos, etc.) for its Party Bus in each market. These start/stop locations provide great exposure to the public, a steady stream of walk-up clientele as well as those that have pre-booked their seat on the Party Bus via the Company's websites, **www.MyPartyNow.com** and **www.LadiesNightParties.com**.

The Party Bus can comfortably seat up to 45 passengers per tour, with each client paying $150.00 for a minimum of 2 hours. The Company rents the buses at the average rate of $200 per hour for a 3-4 hour minimum, and the average Party Bus features 2-3 entertainers per tour. Each entertainer is hired as an independent contractor and is compensated at the rate of 30% of the gross booking amount for each event. While the total price is determined by the amount of hours booked, the average hourly rate for male entertainers is $225 to $250 per hour and the average hourly rate for female entertainers is $275 to $375 per hour. Higher profile or featured entertainers will have an average hourly rate of $350 to $500 per hour. In addition, the entertainers either provide their own private security personnel (as is often the case with high profile entertainers) or the Company hires private security personnel from local security service providers at an average cost of $40 per hour per individual security guard.

To demonstrate, if the Party Bus holds 15 clients, the gross revenue will be $2,250. Accordingly, after $600 for bus rental, $500 for entertainment, and $80 for security, the Company realizes a net profit of $1,070 per tour.[3]

[3] These figures are based on average expenditures for a Party Bus Event in any given city. Some cities may feature higher overall costs, and the cost of entertainers and security vary for each particular event, according to number of entertainers hired, number of clients on each Party Bus Event, and the celebrity profile of the entertainer hired, if applicable.

Ladies Night Parties

Ladies Night's primary source of clients and revenues stem from the Company's in-home Adult Toy Parties, which caters specifically to women, ages 18-60. In essence, it is a Tupperware Party with an adult twist. Featuring a catalog of over 250 adult toys and products, including an exclusive line of *Seymore Butts®* items, Ladies Night representatives provide in-home demonstrations and instructions on how to enjoy the products to their fullest extent.

Ladies Night offers a full range of adult related products for its clients. Prices for each product are based upon vendor prices which the Company purchases at wholesale cost. The Company then sells the products to the representatives at the wholesale cost, with an average retail mark up of 3-4 times the wholesale product cost. The average Ladies Night party consist of 15-20 attendees with an average expenditure of approximately $40 per guest. The Company's retail catalog has items that range from $4.99 to $199.99, with the average product costing approximately $25.00.

A Ladies Night Party caters to every type of clients from women, a couple's gathering or an all-male shopping spree for their favorite partner. A prospective client who wishes to host a party may call 1-977-497-6733, or contact a Company representative via email at **homeparty@ladiesnightparties.com**, and must include their name, desired date and time for the party, and a full address where the client anticipates having the party. After dates and locations are determined, the representative will collect a 50% deposit from the client to complete the reservation, with the balance due 48 hours prior to the scheduled party.

A Ladies Night representative comes to a party location with a variety of our exclusive toys, gifts and adult novelty items. The representative will educate the guests through a presentation, and the guests will then be able to touch and experience "hands-on" interaction with each product. The guests may then choose which products they would like to purchase, complete an order form and the products will be delivered to them within a few days after the party.

Our parties are designed to make every feel comfortable and to ensure an enjoyable, entertaining experience. In-home parties can make a huge difference in rekindling that spark to your relationship, enhance your individual enjoyment of toys and tease your partner with anticipation of what special gifts you have in-store for him or her.

Currently, Ladies Night parties are in operation in 24 markets within the United States. It is the Company's intention to utilize the proceeds realized from this Offering to expand the Ladies Night party program into 64 target markets throughout the country. In addition,

Supply Contracts

The Licensing Agreement by and between the Company and Brady's Pop Productions, Inc., affords the Company the opportunity to purchase adult toy products from Pipedream Products, Inc., ("Pipedream") at wholesale cost. Pipedream is a California corporation, formed in 1973 as a smoking-accessories manufacturing and distribution business. In 1989, Pipedream expanded its operations to include the manufacture and distribution of adult novelty items. Pipedream manufactures 24 products featuring the *Seymore Butts®* trademark, the rights were assigned to the Company for its exclusive use for the promotion of its products and services.

Accordingly, as a result of the Licensing Agreement, the Company can purchase the *Seymore Butts®* line of adult novelty items from Pipedream at 40% below wholesale cost and then sell the products to the public at retail cost through the Ladies Night division of its business. In addition, the Company can purchase other items from Pipedream (those not bearing the *Seymore Butts®* logo) at 25% below wholesale cost. There is no written contract between the Company and Pipedream evidencing these prices, however the Company and Pipedream have actively been conducting business under these terms since 2004.

We believe the relationship with Pipedream is a tremendous value to the growth and success of Ladies Night as well as the Company as a whole. However, the Company does have other vendor relationships in case of any unforeseen issues with its current relationship with Pipedream, thus, it could rapidly transition should the need arise. These additional vendors will allow the Company to purchase products at the same attractive price points that it currently enjoys as well as providing clients with the same level of professionalism and quality service.

The Industry

According to MSNBC's website (**http://www.msnbc.com**), statistics indicate that in the United States 72% of all males and 28% of all females purchase or use adult related services and/or products each year. These figures translate into annual revenues in excess of approximately $11 billion dollars in the United States for the Exotic Entertainment and Adult Toy industries. Total world wide adult entertainment revenue estimates exceed $57 billion dollars annually, according to Family Safe Media (**http://www.familysafemedia.com**).

Competition

The management of the Company believes that in the Exotic Entertainment industry, there are currently a number of small independent companies that service one or two cities/states, and we believe they accomplish this with little to no brand name recognition. In addition, we believe there are a few companies that call themselves "national" but in reality they are not.

Among these companies, we feel one of our strongest competitors in the exotic entertainment industry is Rick's Cabaret ("Rick's"). A Texas corporation, Rick's operates adult entertainment nightclubs under the name *Rick's Cabaret* in Houston, San Antonio, Austin, Minneapolis and New York. Also, Rick's operates adult entertainment nightclubs under the name *Club Onyx* in Houston, San Antonio and Charlotte. The *Club Onyx* clubs are described by Rick's as "upscale venues that welcome all customers but cater especially to urban professional, businessmen and professional athletes (according to Rick's Form 10-K for the fiscal year ended September 30, 2006, on file with the SEC). In addition, Rick's operates nightclubs in San Antonio, Houston and Austin that operate under the name *XTC*.

Due to Rick's strong presence in Texas, we feel that the Company may have difficulty in entering the adult entertainment industry in the cities of Houston, San Antonio and Austin. In addition, Rick's clubs have been operating since 1983, so in the cities where they have a club currently operating, they will have an established clientele, thus creating further difficulty from entering the market in those areas where Rick's exists.

Where xXxposed does not have the strong name recognition that Rick's has, xXxposed will be able to capitalize on the Licensing Agreement in order to use the *Seymore Butts®* trademark to create a word of mouth following in each city where it intends to do business. In doing so, the Company believes it can attain recognition as the premier provided of adult entertainment throughout the nation, a reputation that we believe companies such as Rick's does not have.

We believe that while xXxposed has limited competition in the Exotic Entertainment industry, there are 2 strong competitors in the Adult Toy industry: (1) Slumber Parties Inc., a Louisiana corporation; and (2) Passion Parties, Inc., a Nevada corporation. Both of these companies have a strong network of representatives and we believe have experienced great success in this industry nationwide.

The Company believes that Ladies Night can compete and perhaps eventually surpass the competition in the Adult Toy industry due to stronger brand recognition, its exclusive use of the Seymore Butts trademark for its toy line and the ability to market, advertise and distribute products through a larger national network. In addition, the Company utilizes an aggressive network of local management in each market that consistently provides quality service for all clients and events. We believe, most importantly, the Company uses high end materials and motors in its products and, coupled with the Seymore Butts brand name, the Company anticipates that it will become the premier adult toy line supplier.

Market Strategy

The Company is currently seeking to expand and build a national network of independent entertainers and toy party representatives within approximately 64 target markets where the local population exceeds 2,000,000 people and the average annual income per household exceeds $40,000. We believe this network, once completed, will allow the Company to be the largest Exotic Entertainment and Adult Toy Party Company in the country based on services that are provided nationwide coupled with its exclusive use of the *Seymore Butts®* trademark.

The marketing and advertising effort will consist of a layered approach for each local market, meaning the Company will utilize some, or all of the marketing approaches set forth below in each target market. The outline below consists of a combined strategy for the xXxposed and Ladies Night brands which will utilize both adult and mainstream advertising vehicles.

1. **Entertainer Recruitment**: The use of targeted exotic entertainer and model websites such as: http://www.SexyJobs.com, http://www.ModelGig.com, http://www.AdultStaffing.com, http://www.OneModelPlace.com, and http://www.CraigsList.com will be the primary sources to recruit experienced local entertainers in each market. Occasionally, classified ads will be placed in local entertainment guides, newspapers and free local community publications to recruit dancers. We anticipate the local adult and non-adult related nightclubs will provide a great source to use employment flyers to attract quality candidates, as well as referrals of friends and co-workers from newly hired entertainers.

2. **Parties and Event Bookings**: To promote entertainers and services, the Company will initially use a low cost approach, i.e., creating a buzz through guerilla marketing. Using flyers, low-cost direct mail, and solidifying local relationships, the Company believes that this should create a 'word of mouth following' that will allow the Company to launch its products and services in any given particular market. The Company also believes that referrals and references from the Company's existing client base will also play a significant role in establishing a following and creating new and repeat business in each market.

3. **Web Site**: The Company anticipates that a national campaign to give greater exposure to the Company's web site, http://www.MyPartyNow.com, will be developed by the inclusion of keywords on all major search engines. It is anticipated that the addition to the search engine community will be the initial push to drive traffic and increase hits on the Company's site. This will be enhanced by banner exchanges and paid advertisements on high quality national exotic entertainment related sites.

4. **Commercials on Seymore Butts' DVDs**: As a complimentary gift on the Party Bus events, each customer receives a gift bag that includes a Seymore Butts' brand DVD. Each of these DVDs features a commercial for the Company's Party Bus events and for xXxposed and Ladies Night. These commercials, the Company believes, provide the Company with a strong advertising position in the marketplace, as DVDs sold in the normal course of business also feature these commercials.

5. **Traditional Print Media**: The Company currently advertises in local print media by taking out full page advertisements in circulars that distribute freely. These include LA Weekly, Miami New Times, Chicago Reader, Phoenix New Times, Dallas Observer, Cleveland Scene, Steppin' Out Magazine (NY) and Detroit Xtreme Magazine.

We believe a major force behind building our brand recognition will be the *Seymore Butts*® cable reality show "Family Business" which completed its fourth season on Showtime. Based on Neilson ratings for the show, Showtime estimated that an average of 2,000,000 viewers watched each episode of Family Business, providing for millions of Americans that have been exposed to the Company's products vis-à-vis numerous episodes that featured the xXxposed and Ladies Night products and services over the past four years. The Company believes that the continued popularity of Family Business will assist the Company in its efforts to market its products and services across the country by familiarizing the public with the names xXxposed and Ladies Night.

Family Business was produced and created by Adam Glasser, a member of our Board of Directors. The show is a late night reality series about an average guy trying to make a living in the adult film industry. Featuring a blend of real-life absurd situations and eccentric characters, Family Business focuses on the life of Adam Glasser and his alter ego, "Seymore Butts," who has created over 70 popular adult films.

The Company's Growth Plan

The Company has launched both xXxposed and Ladies Night in 40 national markets focusing on major metro areas in which the population exceeds 2,000,000 people and the average income approaches $40,000 per year. These markets were in the Company's initial launch due to larger disposable income levels of clients as well as the greater demand for adult related products and services.

Through this Offering, the Company is seeking to expand into smaller markets that have been carefully selected to avoid any legislative issues (typically public indecency laws) and local beliefs (typically religious) that may hinder the Company's ability to distribute its products and services. We believe these selected smaller markets provide a similar opportunity to succeed financially due to the lack of competitive products and services in each of those cities.

The Company anticipates that it may be able to become the market leader in both the exotic entertainment and adult toy industry with in 3 - 5 years after receiving necessary capitalization. This will be accomplished by a nationwide recruiting effort. Though some funds will be spent on brand recognition, the majority of our growth expenditures will be utilized to attract as many sales representatives (in the Ladies Night sector) as possible in each market. These representatives shall serve as the liaison between the Company and its customers by going to the customers' homes and educating them as to the proper use of the products with in-home demonstrations.

The Company's goal is to have over 200 sales representatives in place for booking parties and selling products by the end of 2007. The ongoing goal would be to double that number each year thereafter.

The Company's Customer Base

We believe the primary demographic for xXxposed is males and couples between the ages of 21-54 and the primary demographic for Ladies Night are women only between the ages of 18-60

The marketing and advertising effort will consist of a layered approach for each local market launch. The combined strategy for the xXxposed and Ladies Night brands will utilize both adult and mainstream advertising vehicles.

The Company's Employees

The Company currently employees 14 regional managers operating in both divisions of the Company (the "Regional Managers"), all of which operate as independent contractors. The names and respective duties of each are as follows:

1. Rachel Milligan – National Operations Director for Ladies Night: Ms. Milligan's duties include recruiting activities associated with the operation of the Ladies Night home parties, and the coordination of in-home demonstrations with the Company's representatives. A copy of Ms. Milligan's agreement with the Company is annexed hereto as **Exhibit 15.1**.

2. Jessica Merritt – National Recruiting Director for Ladies Night: Ms. Merritt's duties include recruiting activities associated with the operation of the Ladies Night home parties, and the coordination of in-home demonstrations with the Company's representatives. A copy of Ms. Merritt's agreement with the Company is annexed hereto as **Exhibit 15.2**.

3. James Pattison – Regional Manager for xXxposed: Mr. Pattison oversees the day-to-day operations and administration of xXxposed operations primarily in San Francisco and Oakland, California. A copy of Mr. Pattison's agreement with the Company is annexed hereto as **Exhibit 15.3**.

4. Donnie Sewell – National Sponsorship Director for xXxposed: Mr. Sewell's primary duties include identifying sponsorship opportunities for the Party Bus events and exploring other revenue generating opportunities for the Company's Party Bus events. A copy of Mr. Sewell's agreement with the Company is annexed hereto as **Exhibit 15.4**.

5. Ryan Sprance – Regional Manager for xXxposed: Mr. Sprance oversees the day-to-day operations and administration of xXxposed operations primarily in New Jersey. A copy of Mr. Sprance's agreement with the Company is annexed hereto as **Exhibit 15.5**.

6. Tom Fullerton – Regional Manager for xXxposed: Mr. Fullerton oversees the day-to-day operations and administration of xXxposed operations primarily in the Chicago, Milwaukee and Madison, Wisconsin metropolitan areas. A copy of Mr. Fullerton's agreement with the Company is annexed hereto as **Exhibit 15.6**.

7. Timothy and LaTonja Halsel – Regional Manager for xXxposed: Mr. and Mrs. Halsel oversee the day-to-day operations and administration of xXxposed operations primarily in the Pittsburg metropolitan area. A copy of Mr. and Mrs. Halsel's agreement with the Company is annexed hereto as **Exhibit 15.7**.

8. Kevin Stich and Kevin Conley – Regional Manager for xXxposed: Mr. Stich and Mr. Conley oversee the day-to-day operations and administration of xXxposed operations primarily in the Nashville, Indianapolis, and Cincinnati metropolitan areas. A copy of Mr. Stich and Mr. Conley's agreement with the Company is annexed hereto as **Exhibit 15.8**.

9. Mike Richardson – Regional Manager for xXxposed: Mr. Richardson oversees the day-to-day operations and administration of xXxposed operations primarily in the Cleveland metropolitan area. A copy of Mr. Richardson's agreement with the Company is annexed hereto as **Exhibit 15.9**.

10. Kristina and Sammy Lee – Regional Manager for xXxposed: Ms. Lee and Ms. Lee oversee the day-to-day operations and administration of xXxposed operations primarily in the Phoenix metropolitan area. A copy of their agreement with the Company is annexed hereto as **Exhibit 15.10**.

11. Craig S. Redler and Mark Nathanson – Regional Manager for xXxposed: Mr. Redler and Mr. Nathanson oversee the day-to-day operations and administration of xXxposed operations primarily in the St. Louis metropolitan area. A copy of Mr. Sprance's agreement with the Company is annexed hereto as **Exhibit 15.11**.

12. Graham Nash – Regional Manager for xXxposed: Mr. Nash oversees the day-to-day operations and administration of xXxposed operations primarily in the Las Vegas metropolitan area. A copy of Mr. Nash's agreement with the Company is annexed hereto as **Exhibit 15.12**.

These Regional Managers are paid commissions and bonuses based upon their respective percentages of net revenue that they raise in their assigned markets. In addition, it is the Company's intention to issue stock options to each of these Regional Managers, which stock options shall represent 166,000 shares each, or in the aggregate, 2,324,000 shares of the Company's Common Stock. However, as of the date of this Offering, no Shares have been issued to any of these Regional Managers.

Over the next year, the Company intends to expand the support and sales staff. Though all of the Regional Managers will remain independent contractors, the Company will be hiring up to 20 individuals that will have employee status with the Company. These individuals will hold such roles and titles in the following areas: operations, administration/clerical, inventory control, event bookers, product sales, marketing/advertising and public relations.

Party Bus Ownership and Insurance

Currently, the Company leases the busses that it uses for its Party Bus Events from local limousine and/or bus companies. There is no one specific company from which the Company leases its busses. Depending on the particular Party Bus Event, its clientele and/or the length of the event, the Company will lease the bus from a Company from within the market that provides the best prices. Accordingly, the Company has no contracts or agreements in place with any company that provides such services.

The Company maintains its own insurance policies for these busses and is named as an insured party by the company that leases the vehicle. Accordingly, the Company cannot make any assurances that it will continue to operate its Party Bus Events in this manner, nor can any assurance be made that the Company will not face a rise in insurance premiums resulting from an accident on any one of its leased busses. Such a rise in expenditures could have a material adverse effect on the Company and its forward looking statements contained herein.

Property/Assets of the Company

The Company currently has a warehouse located adjacent to Craig Price's residence at 9603 Morning Dew Court, Hagerstown, Maryland 21740. This property is owned by Mr. Price, the Company's President, and he does not charge any rent to the Company for the use thereof.

In addition, the Company's principal offices are located at c/o P.O. Box 1322, Hagerstown, Maryland 21741. This property is currently owned by Mr. Price, and he does not charge any rent to the Company for use of this space.

Intellectual Property

On June 3, 2004, the Company entered into a Trademark Licensing Agreement (the "Licensing Agreement") with Brady's Pop Productions, Inc. d/b/a Seymore Butts, a California corporation with its principal place of business at 13224-H Admiral Avenue, Marina Del Ray, California 90292 ("Seymore Butts"). Under this Licensing Agreement, Seymore Butts, as the owner of all right, title and interest to the trademark *Seymore Butts*® (the "Trademark") granted the Company the exclusive right to use the Trademark in connection with the labeling, marketing, advertising, promotion, public relations, offering for sale and the sale of the Company's web-based booking and scheduling of entertainers for parties and events, and the sale of adult products. A copy of the Licensing Agreement is attached hereto as **Exhibit 6(b)-1**.

In consideration of this grant of exclusive use of the Trademark, the Company has agreed to pay Seymore Butts the sum of fifteen percent (15%) of the net revenue (as that term is defined therein) generated from the sale of all of the products that feature the Trademark.

Accordingly, for its Ladies Night parties, the Company has the exclusive use of all of the adult novelty items that feature the Trademark.

Regulation

The Company follows and abides by all local, state and federal laws associated with adult related events, nudity, solicitation; as well as any laws forbidding the sale or distribution of adult related toys or products. Since there are no alcohol sales at any of the Company's events, parties or Party Bus tours, the Company is not subject to federal, state and/or local regulation in regards to the sale of such beverages.

History of the Company

The Company was formed on June 20th, 2003 under the laws of the state of Delaware (The Company's Certificate of Incorporation is annexed hereto as **Exhibit 2.1**). As of the date of this Offering, the Company has not been a participant or object of a merger. Material events in the Company's history are as follows:

- August 2003 – the **www.xXxposedEntertainment.com** website is designed and launched.
- January 2004 – the Company tops 3rd year projected market launch target in its first year of operations by securing 25 regional managers for markets throughout the nation.
- June 2004 – the Seymore Butts' Brand licensing agreement with Brady's Pop Productions, Inc. is established.
- July 2004 – 'Redesigned and Rebranded,' the Seymore Butts' xXxposed Entertainment web site is launched.
- January 2005 – the Company exceeds 200 features entertainers on its website.
- April 2005 – Seymore Butts' xXxposed Entertainment is features on the 3rd season of the Showtime reality series "Family Business."
- September 2005 – xXxposed Entertainment launches its national Party Bus program.
- January 2006 – the website, **www.LadiesNightParties.com** is launched.
- June 2006 – xXxposed Entertainment's Party Bus and Ladies Night Home Parties is featured on the 4th season of the Showtime reality series "Family Business."
- August 2006 – The Company began operating pursuant to an exclusive understanding with the SCORES Club of Baltimore ("Scores") wherein customers of xXxposed who hire the Company for a Party Bus event receive discounts at Scores, depending on which package they select to purchase through xXxposed. While no written agreement has been entered into between the Company and Scores, the terms and pricing for the packages offered by Scores are annexed hereto as **Exhibit 15.13**.
- On January 9, 2007, the Company properly executed and filed with the Secretary of State of Delaware, a Certificate of Amendment to its Certificate of Incorporation whereby the issued and outstanding common stock of the Company was split at the rate of 50,000 shares for every 1 share of stock issued and outstanding. The Certificate of Amendment is attached hereto as **Exhibit 2.3**.

OFFICERS AND DIRECTORS OF THE COMPANY

Name	Age	Position
Craig W. Price 9603 Morning Dew Court Hagerstown, Maryland 21740	39	CEO, President, Director
Adam Glasser 3907 Sepulveda Blvd. Sherman Oaks, California 91403	42	Director

Craig W. Price has over fifteen (15) years of executive management experience within the telecommunications and hi-tech industries, holding positions from regional manager, director of sales and vice-president of sales with such companies as Dobson Wireless, a telecommunications company based in Oklahoma, (Mr. Price was the regional manager for the Maryland office), Arch Communications based in Chicago and Triton PCS with offices in Virginia Beach, Virginia and Greenville, South Carolina. Generally, Mr. Price's duties with these companies involved print advertising campaigns (newspapers) but also featured some radio, television and direct mail marketing campaigns. During that time spent with these companies, his responsibilities included, but were not limited to: operational control of national organizations; the start-up and build-out of companies in over 30 markets; the supervision of over 175 administrative, sales and management personnel (primarily in Chicago with Arch Communications where Mr. Price managed over 80 total employees); and the design and implementation of national marketing and advertising campaigns.

From 2001 - 2003, Mr. Price served as the Vice President of Sales for Sensible Software, Inc. ("Sensible"), a software development company where his duties as Vice-President of Sales included: achieving budgeted revenue goals; supervising the national sales team; and developing and implementing the company's marketing strategy including print, direct mail and telemarketing. Sensible owns software called *CLIP*, which is a scheduling program that enables service-providing companies to use to run their businesses and interfaces with their accounting software to ensure correct scheduling, bidding and cost outlays for particular jobs. This software is heavily relied upon in the landscaping industries but under Mr. Price's direction, this software expanded into the commercial cleaning industry.

In 1998, Mr. Price co-founded Wireless Innovations, Inc., a wireless telecommunications consulting company where he served as the Vice President until 2001. During that time, Mr. Price's primary role was to assist existing companies to build and grow their business by providing expertise on leadership training, advertising and marketing, administering sales and revenue campaigns as well as promotions to increase the company's market share. Mr. Price also personally trained and coached all senior management to ensure a high level of achievement in sales and operations.

Adam Glasser has over fifteen (15) years experience in the adult entertainment industry, and his brand of *Seymore Butts*® films, productions and products has made him one of the most successful individuals in the industry's history. Since entering the adult film world in 1992, he has won over 20 awards for his productions. His brand name, sales distributions and fan base extend beyond the United States' borders and reach into Canada, the United Kingdom, the Netherlands, France, Israel and Mexico, to name a few.

Mr. Glasser has been the Chief Executive Officer of Brady's Pop Productions, Inc. d/b/a Seymore Butts ("Seymore Butts") since its inception in 1992. Seymore Butts is actively engaged in the adult entertainment industry, including but not limited to, the manufacture and distribution of adult films and adult toys. Also, Mr. Glasser is the Chief Executive Officer and sole owner of Lighthouse Talent, Inc., a company that specializes in recruiting adult entertainers for Seymore Butts. The Company believes that these entertainers will be utilized by the Company as entertainers for its Party Bus events.

Mr. Glasser's achievements and accomplishments include the following:

- Hosted the "Night of 1000 Stars" even for 2 consecutive years;
- Elected as a member of the Board of Directors for the Free Speech Coalition for 2003-2004;
- Produced and starred in Showtime's original series "Family Business" for 4 seasons;
- Produced the first interactive DVD in adult film – "The Interactive Adventure of Seymore Butts;"
- Has produced over 150 films during his career;
- Won the adult CD-ROM game of the year in 1993 and 1995;
- Was the keynote speaker at the University of Southern California's conference "Sexuality and Gender Week;"
- Was an invited speaker at the Wharton School of Business's "The Business of Adult Film" conference;
- Was an invited speaker on "Innovative Adult Retailing" at the Video Software Dealers of America conference.

Directors Of The Company

There are two directors of the Company, pursuant to the Company's bylaws which states: The number of directors which shall constitute the whole board shall be two. A director shall be elected at the annual meeting of the stockholders. The Company's Bylaws are annexed hereto as **Exhibit 2.2**.

Craig Price has over 15 years in executive management within the telecommunications and hi-tech industries. In addition to being the President and a Director of the Company, he was the founder of xXxposed Entertainment and Ladies Night Parties, the divisions of the Company.

There are no outside directors of the Company. In addition, neither Adam Glasser nor Craig Price has served as a director for any company, partnership, corporation or organization that was in competition with the Company.

Remuneration of Directors and Officers

Name	Capacity in which Salary Earned	Aggregate Remuneration
Craig Price	President	$8,000 per month
Adam Glasser	Director	6,000,000 Shares of Common Stock of the Company[4]

Mr. Craig Price, the Chief Executive Officer and President of the Company, has not received any salary since the Company's inception through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Price a salary of $8,000 per month, but as of this date, no salary has been paid. The Company intends to continue to accrue salary owed to Mr. Price until such time as funds are available to satisfy this obligation, and Mr. Price will be repaid out of net profits realized through the sale of the Company's products. Mr. Price and the Company have not entered into a written agreement evidencing his employment and salary to be paid for his services rendered to the Company.

Mr. Adam Glasser, a director of the Company, is to receive Common Stock of the Company at the rate of 2,000,000 shares per year for the next three (3) years (for an aggregate of 6,000,000 shares). To date, Mr. Glasser has not received any shares of Common Stock, but 2,000,000 are scheduled to vest within the next 90 days. There is no written agreement evidencing the vesting of Mr. Glasser's shares.

This Space Is Intentionally Left Blank.

[4] Note that neither these shares, nor the underlying stock options have been issued. The Company is anticipating that Mr. Glasser will receive stock options to acquire 6,000,000 shares of the Company's Common Stock. See the section titled "Security Ownership of Management and Certain Stockholders" below.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

Officer and Director Ownership

Name and Address of Security Holder	# of Shares Owned	% of Issued and Outstanding Shares Owned As of This Date	% of Shares Owned if All Shares Offered Are Sold Pursuant To This Offering
Craig Price 9603 Morning Dew Court Hagerstown, Maryland 21740	50,000,000	96.15%	80.65%
Adam Glasser 3907 Sepulveda Blvd. Sherman Oaks, California 91403	2,000,000[5]	3.85%	3.23%
Officers and Directors as a Group	52,000,000	100%	83.87%

Owners of 10% of the Company's Common Stock

Name and Address of Security Holder	# of Shares Owned	% of Issued and Outstanding Shares Owned As of This Date	% of Shares Owned if All Shares Offered Are Sold Pursuant To This Offering
Craig Price 9603 Morning Dew Court Hagerstown, Maryland 21740	50,000,000[6]	96.15%	80.65%

On January 9, 2007, the Company effectuated a stock split at the rate of 50,000 shares for every 1 share of the Company that was issued and outstanding (the "Stock Split"). The Shares that are to be issued pursuant to this Offering shall be deemed to be issued post-Stock Split.

Upon the effective date of this Offering, JW Financial shall be able to convert its $50,000 fee under a Consulting Agreement into Common Stock of the Company. In addition, within the next 12 months, JW Financial shall have the right to convert its 1,000,000 warrants, at $0.10 each, into shares of Common Stock of the Company. The stock underlying these warrants, and the stock into which JW Financial shall be able to convert its fee, do not constitute any of the Shares being offered pursuant to this Offering.

[5] This number reflects the Company's intention to issue Adam Glasser stock options to acquire six million (6,000,000) Shares of the Common Stock of the Issuer's Securities, that vest at the rate of 2 million Shares per year over 3 years, at a price of $0.01 per Share. Furthermore, Mr. Glasser would be due to receive 2,000,000 of these shares within 90 days of the effective date of this Offering.

[6] This includes the 1,000 shares of Common Stock owned and the effect of the 50,000 for 1 Split of the Company's Common Stock that the Company effectuated on January 9, 2007.

The Company anticipates that Adam Glasser, a director of the Company, will have a stock option plan for a total of 6,000,000, that vest at the rate of 2,000,000 per year for 3 years. Accordingly, he would be due 2,000,000 shares within 90 days from the Effective Date of this Offering, thus his shares are deemed issued and outstanding under the definitions promulgated by the SEC.

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DESCRIPTION OF SECURITIES

Common Stock. The Company is authorized to issue up to 500,000,000 Shares of Common Stock, $0.0001 par value. As of the date of this Offering, the Company has 52,000,000 Shares of Common Stock outstanding held by 2 individuals[7]. The holders of the Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock, if any. The Company has never paid a dividend on the Common Stock and has no plans to do so in the immediate future. Upon the liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to ratably receive the net assets of the Company available after the payments of all debts and other liabilities. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of the Common Stock.

The holders of the Common Stock are entitled to one vote per share, either in person or by proxy, on all matters submitted to a vote of shareholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holders of more than Fifty Percent (50%) of the Company's shares of outstanding common stock can, if they choose to do so, elect all of the Company's directors and approve significant corporate transactions. The holders of the Common Stock have no preemptive, subscription, or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares the Preferred Stock described below, or of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock. The Company is authorized to issue up to 100,000 Shares of Preferred Stock, $0.0001 par value. As of the date of this Offering, the Company does not have any shares of Preferred Stock issued and outstanding.

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[7] While no stock or stock options have been issued as of this date, the Company is anticipating issuing Adam Glasser, a Director of the Company stock options for 6,000,000 shares of Common Stock.

FINANCIAL STATEMENTS

The Company's financial statements for the previous two years are included in this section. The Company is confident that through the full subscription of the securities offered hereby, it can have a net gain in operations in the next 12 months.

Results of Operations for the Twelve Months Ended December 31, 2006.

The Company had sales of $45,955 for the twelve months ended December 31, 2006. The Company does not accrue sales revenues until orders are actually shipped and deliveries are made.

The Company had net losses of $312,796 for the twelve months ended December 31, 2006. The losses are attributable to the increase in operating expenses initiated as part of the enhanced growth plan following 2005. The Company had general administrative expenses of $337,294 for the twelve months ended December 31, 2006. These expenses are defined in the Company's financial statements below.

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

The Company had sales of $52,512 for the twelve-month period ended December 31, 2005 as compared to sales of $33,386 for the twelve-month period ended December 31, 2004. The increase in sales was attributed to the greater ability of the Company to promote its services and the implementation of the licensing agreement with Brady's Pop Productions, Inc.

The Company had net income of $11,628 for the twelve-month period ended December 31, 2005 as compared to net income of $1,221 for the twelve-month period ended December 31, 2004. The increase in income is primarily attributable to the increase in sales of the Ladies Night Parties products.

The Company had general administrative expenses of $29,916 for the twelve-month period ended December 31, 2005 as compared to general administrative expenses of $31,375 for the twelve-month period ended December 31, 2004. The decrease in these expenses was attributed to the reduction of payroll and marketing expenses.

The principle source of revenue of the Company for the twelve-month period ending December 31, 2005 was through the sale of inventory in the Ladies Night sector and revenues realized through Party Bus events featured on the Company's web site.

Sources of Liquidity

For the twelve months ending December 31, 2006, the Company paid for its operations primarily through the sale of goods under its Ladies Night Parties segment. The Company had notes payable of $2,266 and deferred salary payable in the amount of $96,000 on December 31, 2006.

In comparison, prior to this fiscal year, the Company paid for its operations primarily through capital contributions of its founder.

Gross Margin

The existing gross margin (net sales less cost of such sales as presented in according with Generally Accepted Accounting Principles) for the Company's sales products was 52% for the ten months ended October 31, 2006. The anticipated gross margin for the next 12 months is not expected to change.

Foreign Sales

The Company did not have any foreign sales within the last 12 months, nor did it have any domestic government sales.

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included.

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BALANCE SHEETS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
ASSETS			
CURRENT ASSETS			
Cash and Equivalents	347	14,683	4,361
Inventory (Note 2)	1,112	1,306	
Total current assets	1,459	15,989	4,575
FIXED ASSETS	0	0	0
Total assets	1,459	15,989	4,361
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES			
Accounts payable	2,266	0	0
Deferred Salary (Note 5)	96,000	0	0
Total current liabilities	98,266	0	0
Long Term Debt (Note 6)	200,000	0	0
Total liabilities	298,266	0	0
STOCKHOLDERS' DEFICIENCY			
Preferred stock $0.0001 par value (Note 3) 100,000 shares authorized None outstanding			
Common Stock at $0.0001 par value (Note 4) 500,000,000 shares authorized 1,000 shares issued and outstanding (1,000 December 31, 2005) (1,000 December 31, 2006)	100	100	100
Retained Earnings (Deficit)	(296,907)	15,889	4,261
Total stockholders' deficiency	(296,807)	15,989	4,361
Total liabilities and stockholders' deficiency	1,459	15,989	4,361

STATEMENT OF OPERATIONS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
REVENUE	45,955	52,512	33,386
COST OF SALES			
Licensing & Commission Payments			
Cost of Goods – Ladies Night Parties	18,035	8,367	585
	3,422	549	
OPERATING EXPENSES			
Selling, general and administrative	337,294	29,916	31,375
Income (loss) from operations	(312,796)	13,680	1,435
OTHER			
Interest expense	0	0	0
Other income (expense)	0	0	0
PRE-TAX INCOME (LOSS)	(312,796)	13,680	1,435
Income Taxes	0	2,052	214
NET INCOME (LOSS)	(312,796)	11,628	1,221
NET INCOME (LOSS) PER COMMON SHARE	(0.006)	11.63	1.22
Basic	50,000,000	1,000	1,000
AVERAGE OUTSTANDING SHARES	(0.006)	11.63	1.22
Basic and fully diluted	50,000,000	1,000	1,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	(312,796)	11,628	1,221
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	0	0	0
(Increase) Decrease in Inventory	194	(1,306)	0
Increase (Decrease) in Accounts Payable	2,266	0	0
Increase (Decrease) in Deferred Salary	96,000	0	0
Net Cash Provided (Used) in Operations	(14,336)	10,322	1,221
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of assets	0	0	0
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in notes payable	200,000	0	0
NET INCREASE IN CASH	(14,336)	10,322	1,221
CASH AT BEGINNING OF PERIOD	14,683	4,361	3,140
CASH AT END OF PERIOD	347	14,683	4,361

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

INCOME STATEMENT
For the Twelve Months Ending December 31, 2006

	Current Month		Year to Date	
Revenues	0.00	0.00	0.00	0.00
Professional Fees	40,000.00	87.04	40,000.00	87.04
Party Bus Sponsorship	0.00	0.00	0.00	0.00
Sales of Materials	0.00	0.00	0.00	0.00
Interest Income	0.00	0.00	0.00	0.00
Finance Charge Income	0.00	0.00	0.00	0.00
Other Income	157.89	0.34	157.89	0.34
Pensacola Market – M. Collins	0.00	0.00	0.00	0.00
Chicago/Milwaukee – T. Fullerton	0.00	0.00	0.00	0.00
Las Vegas Market	0.00	0.00	0.00	0.00
Atlanta Market – D. Oblas	0.00	0.00	0.00	0.00
New York Market – M. Lonegan	0.00	0.00	0.00	0.00
Oklahoma City Market – J. Cooper	0.00	0.00	0.00	0.00
Tampa Fl – Jessee Sahler	0.00	0.00	0.00	0.00
Los Angeles	0.00	0.00	0.00	0.00
LA Party Bus Income	198.00	0.43	198.00	0.43
Dallas Market	399.00	0.87	399.00	0.87
San Fran/Oakland Market	0.00	0.00	0.00	0.00
Phoenix Market – Kris Lee	0.00	0.00	0.00	0.00
Columbus, OH – A. Nell	0.00	0.00	0.00	0.00
Detroit – J. Harper	0.00	0.00	0.00	0.00
Seattle – G. Carsano	0.00	0.00	0.00	0.00
New Jersey – R. Sprance	0.00	0.00	0.00	0.00
Miami Market – T. White	0.00	0.00	0.00	0.00
Cleveland Market – M. Richardson	0.00	0.00	0.00	0.00
Philadelphia – R. Mamrack	300.00	0.65	300.00	0.65
Boston Market – G. Grigiss	0.00	0.00	0.00	0.00
Louisville Market – A. Edwards	0.00	0.00	0.00	0.00
DC Market – K. Vanzego	0.00	0.00	0.00	0.00
MD/WV/DE Market – J. Erme	0.00	0.00	0.00	0.00
New Orleans – D. Riley	0.00	0.00	0.00	0.00
Pittsburgh Market – T. Halsel	0.00	0.00	0.00	0.00
St. Louis market – C. Redler	2,500.00	5.44	2,500.00	5.44
Nashville Market	0.00	0.00	0.00	0.00
Indianapolis	0.00	0.00	0.00	0.00
Cincinnatti	0.00	0.00	0.00	0.00
Sales/Fees Discounts	0.00	0.00	0.00	0.00
Mall Comm Sales Commission	1,047.17	2.28	1,047.17	2.28
LNP Income	1,352.90	2.94	1,352.90	2.94
Total Revenues	45,954.96	100.00	45,954.96	100.00
Cost of Sales				
Cost of Sales	0.00	0.00	0.00	0.00
Cost of Sales	0.00	0.00	0.00	0.00
Cost of Sales – Salary & Wage	0.00	0.00	0.00	0.00
Inventory Adjustments	0.00	0.00	0.00	0.00
Total Cost of Sales	0.00	0.00	0.00	0.00
Gross Profit	45,954.96	100.00	45,954.96	100.00
Expenses				
Wage Expense-Dancers	230.00	0.50	230.00	0.50

Wage Expense – Security	80.00	0.17	80.00	0.17
Wage Expense – Party Bus Dancers	5,850.00	12.73	5,850.00	12.73
Wages Expense-Party Bus-Security	120.00	0.26	120.00	0.26

Income Statement
For the Twelve Months Ending December 31, 2006

	Current Month		Year to Date	
Employee Benefit Programs Exp.	0.00	0.00	0.00	0.00
Payroll Tax Expense	0.00	0.00	0.00	0.00
Bad Debt Expense	0.00	0.00	0.00	0.00
Income Tax Expense	0.00	0.00	0.00	0.00
Other Taxes Expense	60.45	0.13	60.45	0.13
Rent or Lease Expense	419.39	0.91	419.39	0.91
Party Bus Limo Rentals Exp	10,825.00	23.56	10,825.00	23.56
Maintenance & Repairs Expense	0.00	0.00	0.00	0.00
Utilities Expense	0.00	0.00	0.00	0.00
Office Supplies Expense	500.14	1.09	500.14	1.09
Telephone Expense	355.00	0.77	355.00	0.77
Voice Mail Expense	100.80	0.22	100.80	0.22
Cell Phone Expense	0.00	0.00	0.00	0.00
Other Office Expense	5,994.74	13.04	5,994.74	13.04
Postage Expense	371.76	0.81	371.76	0.81
Post Box Expense	36.00	0.08	36.00	0.08
Advertising Expense	4,631.17	10.08	4,631.17	10.08
Advertising Exp. – Party Bus	9,565.00	20.81	9,565.00	20.81
Recruiting Ad Expense	0.00	0.00	0.00	0.00
Sponsorships Expense	0.00	0.00	0.00	0.00
Commissions – Brady Pop Prod	1,000.00	2.18	1,000.00	2.18
Commissions – RM Parties	35.00	0.08	35.00	0.08
Commissions – RM Party Bus	0.00	0.00	0.00	0.00
Freight Expense	0.00	0.00	0.00	0.00
Credit Card Fees Expense	102.44	0.22	102.44	0.22
Service Charge Expense	97.45	0.21	97.45	0.21
Purchase Disc – Expense Items	0.00	0.00	0.00	0.00
Insurance Expense	0.00	0.00	0.00	0.00
Depreciation Expense	0.00	0.00	0.00	0.00
Gain/Loss – Sale of Assets Exp	0.00	0.00	0.00	0.00
Legal & Professional Fees Exp	438.07	0.95	438.07	0.95
Hotel/Travel Expense	842.72	1.83	842.72	1.83
Domain Reg. Fees - LNP	0.00	0.00	0.00	0.00
Professional Fees – LNP	0.00	0.00	0.00	0.00
Recruiting Ads - LNPIndianapolis	0.00	0.00	0.00	0.00
MallCom LNP Purchases	0.00	0.00	0.00	0.00
Brady's Pop Prod – LNP Purchases	2,223.20	4.84	2,223.20	4.84
Postage/Shipping Exp – LNP	228.40	.50	228.40	0.50
Advertising Exp – LNP	1,201.66	2.61	1,201.66	2.61
Pipe Dreams – LNP Purchases	442.39	0.96	442.39	0.96
Total Expenses	45,750.78	99.56	45,750.78	99.56
Net Income	204.18	0.44	204.18	0.44

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Delaware on June 20, 2003 as P&M Entertainment, Inc.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At December 31, 2006, the Company had 1,000 shares of common stock issued and outstanding. On January 9, 2007, the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At December 31, 2006 there were no shares of preferred stock issued or outstanding.

The Company is engaged in providing services in the adult, exotic entertainment industry and selling products in the adult toy industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Inventory

Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value (net realizable value). As of October 31, 2006 the Company has not purchased any inventory.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Management believes that it will make adequate provision for estimated returns, allowances and cash discounts, which are accounted for as a reduction of gross sales.

Advertising and Promotional Allowances

The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At October 31, 2006, the Company has not incurred any stock based compensation. The Company has agreed to issue to a consultant 1,000,000 shares of restricted stock for services. Such shares have not yet been issued.

Basic and diluted Net Income (Loss) Per Share

Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes

The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. COMMON STOCK

In 2003 the Company issued 1,000 shares of common stock to the founder of the Company. On January 9, 2007, the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

4. PREFERRED STOCK

As of December 31, 2006, the Company had not issued any shares of its Preferred Stock.

5. DEFERRED SALARY

Mr. Craig Price, Chief Executive Officer of the Company, received no salary from inception of the Company through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Price a salary of $8,000 per month. No salary has been paid to date. The Company intends to continue to accrue salary owed to Mr. Price until such time as funds are available to satisfy this obligation.

6. SUBSEQUENT EVENTS

On September 1, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

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INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation and By-laws provide, to the fullest extent permitted by Delaware law, that the officers and directors of the Company who were or are a party or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

Management of the Company has indicated that it intends to offer indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

This Space Intentionally Left Blank.

CERTAIN INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO POSSIBLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

PART III

EXHIBITS
TO THE FORM 1-A OFFERING STATEMENT
OF
P & M ENTERTAINMENT, INC.

Index to Exhibits | Page

2.1 Certificate of Incorporation.......... 23
2.2 Bylaws.......... 25
2.3 Amendment to the Certificate of Incorporation 23

4 Subscription Agreement to be used in connection with this Offering.......... n/a

6(b)-1 Licensing Agreement between the Company and
Brady's Pop Productions, Inc. 3, 12, 14, 22

6(b)-2 Letter Agreement between the Company and
Pegasus Advisory Group, Inc. 1, 11

6(b)-3 Business Consultant Agreement between the Company and ....
JW Financial, L.L.C.......... 1, 11

11 Opinion of Counsel .... n/a

15.1 Agreement between the Company and Rachel Milligan 20
15.2 Agreement between the Company and Jessica Merritt.......... 20
15.3 Independent Contractor Agreement - James Pattison.......... 20
15.4 Agreement between the Company and Donnie Sewell.......... 20
15.5 Independent Contractor Agreement - Ryan Sprance 20
15.6 Independent Contractor Agreement - Tom Fullerton 20
15.7 Independent Contractor Agreement - Timothy and LaTonja Halsel.......... 20
15.8 Independent Contractor Agreement - Kevin Stich and Kevin Conley 21
15.9 Independent Contractor Agreement - Mike Richardson.......... 21
15.10 Independent Contractor Agreement - Kristina and Sammy Lee.......... 21
15.11 Independent Contractor Agreement – Craig S. Redler and Mark Nathanson 21
15.12 Independent Contractor Agreement – Graham Nash.......... 21
15.13 Packages offered by SCORES Club in Baltimore.......... 23

CERTIFICATE OF INCORPORATION
OF
P & M Entertainment, Inc.

FIRST: The name of this corporation is: P & M Entertainment, Inc.

SECOND: The address of its registered office in the State of Delaware and the name of its registered agent is Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares which the corporation is authorized to issue is 3,000 shares of no par common voting stock.

FIFTH: The name and mailing address of the incorporator is:
David N. Williams, Esquire, 1201 Orange Street, Suite 600, Wilmington, DE 19801

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the corporation.

EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Eighth became effective.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and, accordingly, I have hereunto set my hand and seal 20th day of June, 2003.

David N. Williams, Esq.
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:29 PM 06/20/2003
FILED 03:30 PM 06/20/2003
SRV 030409709 – 3672682 FILE

EXHIBIT 2.2

BY-LAWS

OF
P & M Entertainment, Inc.

ARTICLE I - OFFICES

Section 1. The registered office shall be in the City of Wilmington, New Castle County, Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine, or the business of the corporation may require.

ARTICLE II - MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for election of directors shall be held in Wilmington, Delaware, at such place as may be fixed from time to time by the Board of Directors, or at such other place, either within or without Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without Delaware, as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders commencing with the year 2003 shall be held on the thirty-first of December in each year.

If the designated day is a legal holiday, then the annual meeting shall be held on the next secular day following or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting, at which they shall elect by a plurality vote by written ballot a Board of Directors, and transact other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder on record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date unless the proxy provides for a longer period.

Section 11. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if all of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken; or if the certificate of incorporation authorized the action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the certificate of incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statute for the proposed corporate action; and provide that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

ARTICLE III - DIRECTORS

Section1. The number of directors which shall constitute the whole board shall be two. A director shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and any director elected shall hold office until his successor is elected and qualified. A director need not be a stockholder.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. A director of the corporation may resign at any time by giving notice to the Board, the president or secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. A director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote, at a special meeting of the stockholders called for such purposes.

Meetings of the Board of Directors

Section 6. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum is present. In the event of the failure of stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 8. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

Section 9. Special meetings of the Board of Directors may be called by the president on three days' notice to each director, either personally or by mail or by telegram or by electronic transmission, special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

Section 10. At all meetings of the Board, a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting until a quorum shall be present.

Section 11. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Committees of Directors

Section 12. The Board of Directors may, upon resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation; provided, however, that, in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Compensation of Directors

Section 14. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV - NOTICES

Section 1. Whenever, under the provisions of the statutes or the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram or by electronic transmission.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V - OFFICERS

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall consist of a president, a secretary and a treasurer. The Board of

Directors may also choose one or more vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose, a president, a secretary and a treasurer.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

The President

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the Board of Directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7. The president shall execute bonds, mortgages, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

The Vice Presidents

Section 8. In the absence of the president, or in the event of his inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Secretary and Assistant Secretary

Section 9. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be.

Section 10. The assistant secretary, or if there be more than one, the assistant secretary in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Treasurer and Assistant Treasurers

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI - CERTIFICATES OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by the chairman, or vice chairman of the Board of Directors, or the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

Section 2. Where a certificate is countersigned (a) by a transfer agent other than the corporation or its employee; or (b) by a registrar other than the corporation or its employee, any other signature on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Lost Certificates

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Transfer of Stock

Section 4. Upon surrender to the corporation or transfer agent of the corporation or a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

Transfer Agent and Registrar

Section 5. The corporation may, if and whenever the Board of Directors shall so determine, maintain one or more transfer offices or agencies within or without the State of Delaware, each in charge of a transfer agent or agents designated by the Board of Directors, where the shares of the corporation shall be directly transferable, and also one or more registry offices, each in charge of a registrar or registrars designated by the Board of Directors, where such shares shall be so registered, and no certificate for shares of the corporation in respect of which a transfer agent or registrar shall have been designated shall be valid unless countersigned by such transfer agent and registered by such registrar. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of share certificates of the corporation.

Fixing Record Date

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Registered Stockholders

Section 7. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or in interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - GENERAL PROVISIONS

Dividends

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Annual Statement

Section 3. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

Checks

Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Fiscal Year

Section 5. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE VIII - AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

EXHIBIT 2.3

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "P & M ENTERTAINMENT, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 2007, AT 4:56 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3672682 8100

070026670

AUTHENTICATION: 5343945

DATE: 01-10-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:56 PM 01/09/2007
FILED 04:56 PM 01/09/2007
SRV 070026670 - 3672682 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
P & M ENTERTAINMENT, INC.

The undersigned corporation, in order to amend its Certificate of Incorporation, hereby certifies as follows:

FIRST: The name of the corporation is:

P & M ENTERTAINMENT, INC.

SECOND: The corporation hereby amends its Certificate of Incorporation as follows:

The 4th paragraph of the Certificate of Incorporation, relating to the total authorized capital stock of the corporation, is hereby amended to read as follows:

> Fourth: The amount of the total authorized capital stock of this Corporation is 500,000,000 with a par value of $0.0001 per share. Each share of Common Stock of the Corporation issued and outstanding shall be changed into 50,000 fully paid and nonassessable shares of Common Stock.

THIRD: The amendment effected herein was authorized by the consent in writing, setting forth the action so taken, signed by the holders of at least a majority of the outstanding shares entitled to vote thereon, and due notice so taken has been given to those shareholders who have not consented in writing pursuant to Sections 222 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I hereunto sign my name this 4 day of January, 2007.

Craig W. Price

Craig Price
President

F:\P&M Entertainment, Inc\Docs\Cert Of Amendment.Doc

Name:______________________________

SUBSCRIPTION AGREEMENT
FOR
PROSPECTIVE SUBSCRIBERS

P & M ENTERTAINMENT, INC.
P.O. Box 1322
Hagerstown, Maryland 21741

$500,000

Up to 10,000,000 Shares of the Company's Common Stock

__________________, 2007

INSTRUCTIONS:

I. Items to be delivered by all Subscribers:

a. One (1) completed and executed Subscription Agreement.

b. Payment in the amount of subscription, by wire transfer of funds or check. All checks should be made payable to "P & M Entertainment, Inc."

Wire Transfer Instructions:

FOR WIRE INSTRUCTIONS CONTACT:

P & M ENTERTAINMENT, INC.
ATTN: Craig W. Price
TELEPHONE: (240) 675-4404

ALL DOCUMENTS SHOULD BE RETURNED TO:

P & M ENTERTAINMENT, INC.
P.O. Box 1322
Hagerstown, Maryland 21741
TELEPHONE: (240) 675-4404
ATTN: Craig W. Price

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby subscribes to purchase from P & M Entertainment, Inc., a Delaware corporation (the "Company"), a principal amount of common stock of the Company (the "Shares" or the "Securities") set forth on the signature page hereof, for a purchase price (the "Purchase Price") of $0.05 per Share.

The Company is offering on a "best efforts" basis, up to 10,000,000 Shares of its Common Stock at $0.05 per Share (the "Offering"). The terms of the Offering, and the Shares, are set forth in this document. This Subscription Agreement and the Company's Form 1-A Offering Circular are hereby collectively referred as to the "Offering Documents."

Section 1. Sale of Securities

Subject to the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, the Company hereby agrees to issue and sell to the Subscriber and the Subscriber agrees to purchase from the Company, upon closing, a number of Shares as set forth on the signature page hereof for a purchase price equal to $0.05 per Share. The Company may reject any subscription in whole or in part. The closing of the sale and purchase of the Securities to the undersigned (the "Closing") shall take place at the Company's offices at c/o P.O. Box 1322, Hagerstown, Maryland 21741, on or before ________________, 2007, unless extended by the Company in its sole discretion (the "Closing Date"). Subscriber shall pay to the Company the amount of subscription specified on the signature page in full for the Shares set forth on the signature page by delivering to the Company checks for the full amount, made payable to the Company, or by arranging for wire transfers of the full amount to the Company, all on or prior to the Closing Date.

Section 2. Subscriber's Representations and Warranties

As an inducement to the Company to accept the subscription, the Subscriber represents and warrants as follows:

(A) The Subscriber acknowledges and agrees that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act,") by virtue of Section 3(b) of the Act, and Regulation A promulgated thereunder ("Regulation A").

(B) The Subscriber hereby represents and warrants that the Subscriber is acquiring the Securities hereunder for its own account for investment purpose only and not with a view to distribution, and with no present intention of distributing the Securities or selling the Securities for distribution. The Subscriber understands that the Securities are being sold to the Subscriber in a transaction which is exempt from the registration requirements of the Act. The Subscriber's acquisition of the Securities shall constitute a confirmation of the foregoing representation and warranty and understanding thereof.

(C) The Subscriber (or its Purchaser Representative, if any) has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of making this investment, and the Subscriber or its Purchaser Representatives (as described in Section 2(P) hereof) has received such information requested by the Subscriber concerning the business, management and financial affairs of the Company in order to evaluate the merits and risks of making this investment. Further, the Subscriber acknowledges that the Subscriber has had the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of this investment and to obtain information relating to the organization, operation and business of the Company and of the Company's contracts, agreements and obligations. No representation or warranty is made by the Company to induce the Subscriber to make this investment, and any representation or warranty not made herein or therein is specifically disclaimed.

(D) The Subscriber is making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Securities to the Subscriber for purposes of U.S. federal and state securities laws.

(E) The Subscriber further acknowledges that the Subscriber has been advised that the Securities being purchased by the Subscriber hereunder have not been registered under the provisions of the Act and that the Company has represented to the Subscriber (assuming the veracity of the representations of the Subscriber made herein and in the purchaser questionnaire of even date) that the Securities have been offered and sold by the Company in reliance upon an exemption from registration provided in Section 3(b) of the Act and Regulation A promulgated thereunder.

(F) In entering into this Agreement and in purchasing the Securities, the Subscriber further acknowledges that:

(i) The Company may at any time place a stop transfer order on its transfer books against the Securities. Such stop order will be removed, and further transfer of the Securities will be permitted upon an effective registration of the respective Securities, or the receipt by the Company of an opinion of counsel reasonably satisfactory to the Company that such further transfer may be effected pursuant to an applicable exemption from registration.

(ii) The purchase of the Securities involves risks which the Subscriber has evaluated, and the Subscriber is able to bear the economic risk of the purchase of such securities and the loss of its entire investment.

(G) [INTENTIONALLY LEFT BLANK].

(H) The Subscriber has received a copy of the Offering Documents, has carefully reviewed it and has carefully evaluated and understands the risks of this investment, and understands and has relied only on the information provided to it in writing by the Company relating to this investment.

(I) The Subscriber understands and acknowledges that no other party has made any representations or warranties as to the accuracy or completeness of the information contained in the Offering Documents.

(J) [INTENTIONALLY LEFT BLANK].

(K) The Subscriber has reached the age of majority in the state in which the Subscriber resides, has adequate means of providing for the Subscriber's current needs and personal contingencies, is able to bear the substantial economic risks of an investment in the Securities for an indefinite period of time, and has no need for liquidity in such investment.

(L) The Subscriber's overall commitment to investments that are not readily marketable is not, and his acquisition of Securities will not cause such overall commitment to become, disproportionate to his net worth.

(M) The Subscriber understands that the Company shall have the right to accept or reject this subscription in whole or in part. Unless this subscription is accepted in whole or in part by the Company prior to the expiration of the Offering, this subscription shall be deemed rejected in whole.

(N) It never has been represented, guaranteed or warranted by any broker, the Company, any of the officers, directors, stockholders, partners, employees or agents of the Company, or any other persons, whether expressly or by implication, that:

> (i) the Company or the Subscriber will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Subscriber's investment in the Company; or
>
> (ii) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Securities or of the Company's activities.

(O) No representations have been made, and no information furnished to the Subscriber or the Subscriber's advisor(s) in connection with the Offering that were in any way inconsistent with the information stated in the Offering Documents.

(P) ____________ (insert name of Purchaser Representative: if none leave blank) has acted as the Subscriber's Purchaser Representative for purposes of the exemption under the Act. If the Subscriber has appointed a Purchaser Representative (which term is used herein with the same meaning as given in Rule 501(h) of Regulation D), the Subscriber has been advised by his Purchaser Representative as to the merits and risks of an investment in the Company in general and the suitability of an investment in the Securities for the Subscriber in particular.

Section 3. <u>Indemnification</u>

The Subscriber agrees to indemnify and hold harmless the Company, the officers, directors, employees, agents, counsel and affiliates of the Company, and each other person, if any, who controls the Company, within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, as amended, and each of their respective heirs, representatives, successors and assignees, against any and all losses, liabilities, claims, damages and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever arising out of or based upon any false representation or warranty or breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction or any sale or distribution by the Subscriber in violation of the Act or any state securities laws.

Section 4. Binding Effect of Subscription

The Subscriber hereby acknowledges and agrees, subject to any applicable state securities laws that the subscription and application hereunder are irrevocable, that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the Subscriber and his heirs, executors, administrators, successors, legal representatives, and assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors, legal representatives, and assigns.

Section 5. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, each Subscriber as follows:

(A) The Company is duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite power and authority to own, lease, license, and use its properties and assets and to carry out the business in which it is engaged, except where the failure to have or be any of the foregoing may not be expected to have a material adverse effect on the Company's presently conducted business. The Company is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing or use of property or assets or the conduct of its business make such qualification necessary, except where the failure to be so qualified may not be expected to have a material adverse effect upon the Company's business.

(B) [INTENTIONALLY LEFT BLANK]

(C) The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and to issue, sell and deliver the Securities. This Agreement has been duly authorized by the Company, and when executed and delivered by the

Company, will constitute the legal, valid and binding obligation of the Company, enforceable as to the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance or transfer, moratorium or other laws or court decisions, now or hereinafter in effect, relating to or affecting the rights of creditors generally and as may be limited by general principles of equity and the discretion of the court having jurisdiction in an enforcement action (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(D) No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or any other tribunal is required by the Company for the execution, delivery or performance by the Company of this Agreement or the execution, issuance, sale or delivery of the Securities, except for the filings which may be required under federal as well as state securities laws, which filing will be made by the Company in a timely manner.

(E) No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party or to which any of its properties or assets are subject is required for the execution, delivery or performance by the Company of this Agreement, or the execution, issuance, sale or delivery of the Securities, unless the failure to obtain such consent will not have a material adverse effect on the Company and/or the Offering.

(F) The execution, delivery and performance of this Agreement will not violate, result in a breach of, conflict with (with or without the giving of notice or the passage of time or both) or entitle any party to terminate or call a default under any material contract, agreement, instrument, lease, license, arrangement or understanding or violate or result in a breach of any term of the Operating Agreement of, or conflict with any law, rule, regulation, order, judgment or decree binding upon, the Company or to which any of its operations, business, properties or assets are subject, except for violations which individually or in the aggregate will not have a material adverse effect upon the operations, business, properties or assets of the Company.

(G) The Securities, upon delivery to the Subscriber, will be validly issued, fully paid and non assessable and will not be issued in violation of any preemptive or other rights of members of the Company.

Section 6. Waiver

The Subscriber has made full and complete inquiry with respect to any matters of interest in connection with this investment and is fully satisfied in all respects with his investment decision, fully understanding and comprehending the significant risks associated, acknowledges that he has not relied on any specific information concerning the Company, and understands that the Company has not made any representations regarding the Company except as stated herein or the future performance of the Company.

Section 7. Miscellaneous

(A) No Waiver. Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge, or termination is sought.

(B) Notices. Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped, registered or certified mail, return receipt requested, addressed if to the Subscriber, to such Subscriber's address or facsimile number as may be listed on the books of the Company, or, if to the Company, the Company's executive office at P.O. Box 1322, Hagerstown, Maryland 21741, Attention: Craig W. Price, or (b) delivered personally to such address.

(C) Execution. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

(D) Entire Agreement. This Subscription Agreement and the Securities contain the entire agreement of the parties with respect to the subject matter hereof and there are no representations, covenants or other agreements except as stated or referred to herein, and any representations or warranties not contained herein are disclaimed.

(E) Severability. Each provision of this Subscription Agreement is intended to be severable from every other provisions, and the invalidity or illegality of any portion hereof, shall not affect the validity or legality of the remainder hereof.

(F) Non-Assignability. This Subscription Agreement is not transferable or assignable by the Subscriber except as may be provided herein.

(G) Law Governing. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be wholly performed in such state.

(H) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company, and the Subscriber, and their respective successors and permitted assigns.

(I) Commissions/Finder's Fees. The Company reserves the right to pay commissions and/or finder's fees in cash, securities of the Company, a combination thereof, or other combination to individuals and/or entities in connection with the sale of the Interests in this Offering, in amounts the Company deems appropriate in the Company's sole and exclusive discretion.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

P & M ENTERTAINMENT, INC.

By____________________________________
Craig W. Price, President

F:\P&M Entertainment, Inc\Docs\P&M Subscription Agreement 012607.Doc

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $____________

FOR INDIVIDUALS:

Dated: ________ __ , 200_

____
(Print Name)

Dated: ________ __, 200_

____
(Signature)

FOR CORPORATIONS:

Name of Company

____
Executive Officer of Company

Dated: ________ __, 200_

____
Signature of Authorized Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $__________________

FOR PARTNERSHIPS:

____
Name of Partnership

____
Name of Authorized Partner

Dated: __________ __, 200_

____
Signature of Authorized Partner

FOR TRUSTS:

____
Name of Trust

____
Name of Authorized Trustee

Dated: _________ __, 200_

____
Signature of Authorized Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificate is to be made out in the space provided for below.

Subscription Amount: $ ____________

FOR QUALIFIED PENSION PLANS:

____
Name of Qualified Pension Plan

and

____
Name of Authorized Plan Fiduciary

Dated: ________ __, 200_

____
Signature of Authorized Plan Fiduciary

or

____
Name of Authorized Plan Beneficiary

or

Dated: ________ __, 200_

____
Signature of Authorized Plan Beneficiary

TRADEMARK LICENSE AGREEMENT

This License Agreement ("Agreement"), is made as of this 3rd day of June 2004, and effective on the latest date of the signatures indicated below, by and between **Brady's Pop Productions, Inc. d/b/a/ Seymore Butts**, a California corporation with its principal place of business at 13224-H Admiral Avenue, Marina Del Ray, California 90292 (**"Licensor"**), and **P&M Entertainment, Inc. d/b/a xXxposed Entertainment**, a Delaware corporation with its principal place of business at P.O. Box 1322, Hagerstown, Maryland 21741 (**"Licensee"**).

WHEREAS, Licensor is the owner of all right, title and interest in and to the trademark SEYMORE BUTTS ("the Trademark"); and

WHEREAS, Licensee desires an exclusive license to use the Trademark in connection with the sale and marketing of Licensee's services and products; and

WHEREAS, Licensor is willing to grant Licensee the exclusive right to use the Trademark solely in accordance with the terms and conditions set forth herein; and

NOW THEREFORE, the parties hereto agree as follows:

1. Definitions

As used in this Agreement, the following terms shall be defined as follows:

A. Licensee's Services and Products

Services relating to the web-based booking and scheduling of entertainers for parties and events, and the sale on the website(s) of adult products.

B. Net Revenue

All income, derived from every source, less the total of a). Entertainer commissions of thirty percent (30%), b). Cost of security provided, c). entertainer recruiting referral fees, d). Payment/credit card transaction fees, e). Administrative Costs, and f). National/Local Marketing and Advertising costs (Internet, Print & Radio). Travel costs are paid by the customer in addition to the standard fees and do not result in a decrease in entertainment income.

** Administrative costs exist of corporate related expenses needed to operate the business – i.e. Office related expenses, personnel (as needed), telephone and voice mail service, internet service, office supplies. etc.

C. Market Licensing Revenue

The sum a third party pays to Licensee in consideration for the right to manage the sales, marketing, and management of Licensee's services in a particular geographic region.

2. Grant of Rights

Licensor grants Licensee the exclusive, non-transferable right and license to use the Trademark solely in connection with the labeling, marketing, advertising, promotion, public relations, offering for sale and sale of Licensee's services. No products sold on Licensee's website shall contain any reference to Licensor's trademark without Licensor's express, written permission. Licensee may sub-license the trademark to independent contractors and third parties for use in the marketing, sale, and management of Licensee's business.

Parties agree that there may be future business opportunities that spin off of the "Seymore Butts xXxposed Entertainment" name and the parties will evaluate such opportunities in utmost good faith and use reasonable diligence to agree upon additional terms providing for the use of the Trademark in connection with all such opportunities.

3. Territory

This Agreement applies in the United States. Additional expansion internationally will be discussed at a later date. (hereinafter, the "Territory").

4. Licensee's Obligations

A. Licensee recognizes and acknowledges that the Trademark and all rights therein and goodwill pertaining thereto belong exclusively to Licensor and that all rights resulting from Licensee's use of the Trademark as permitted hereunder inure to the benefit of the Licensor.

B. Licensee agrees to safeguard and maintain the reputation and prestige of the Trademark and shall avoid tarnishing the image of or aversely impacting the value, reputation or goodwill associated with the Trademark.

C. Licensee shall not use the Trademark other than as permitted herein. Licensee agrees that in using the Trademark, it will in no way represent that it has any right, title or interest in the Trademark other than those expressly granted under the terms of this Agreement.

Licensee further agrees that it will not use or attempt to register in the Territory or in any other country or jurisdiction, during the Term, or at any time thereafter, any mark consisting of or containing the Trademark or any other trademark, trade name or designation similar in whole or in part to the Trademark, except as specifically permitted by this Agreement.

D. Licensee agrees to immediately notify Licensor in writing in the event (i) any legal action is instituted against Licensee related to the use of the Trademark or (ii) Licensee becomes aware of any infringement or illegal use by any third party of the Trademark. Licensee shall cooperate fully with Licensor in stopping such infringement or defending or instituting such legal action.

5. Quality Control

A. Licensee shall use the Trademark only in connection with the marketing and sale of services and products that maintain the value, reputation or goodwill associated with the Trademark.

B. In addition to complying with the quality control requirement of this paragraph, Licensee agrees that all services and products comply with all laws, rules, regulations and requirements of any governmental or administrative body or voluntary industry standards which may be applicable to the advertising, merchandising, publicity, promotion, sale and distribution of those services and products.

C. Licensee grants full access to Licensor for any and all records associated with the company to include but not limited to scheduling records, financial statements, client records, and credit card transaction summaries within a 24 hour period with prior written notice.

6. Term, Expiration and Termination

A. Term

The Term of this Agreement shall run from the effective date of the Agreement and continues for three years, at which point this Agreement will be subject to an automatic three year renewal unless either party objects to the renewal six months prior to expiration of the first three year period.

B. Termination

Without prejudice to any other rights, Licensor shall have the right to terminate this Agreement thirty (30) days after notice has been received by Licensee if Licensee fails to cure any non-performance in its obligations hereunder. The following circumstances constitute non-performance by Licensee:

(i) If Licensee fails to make any payment when due;

(ii) If Licensee is unable to pay its liabilities when due, or makes any assignment for the benefit of creditors or files any petition under any federal or state bankruptcy statute, or is adjudicated a bankrupt or insolvent, or if any receiver is appointed for its business or property, or if any trustee in bankruptcy is appointed; or

(iii) If Licensee's products bearing the Trademarks, or marketed using the Trademarks, fail to meet the standards listed under paragraph 5, "Quality Control".

C. Upon the expiration or termination of this Agreement, all rights of Licensee under this Agreement in the Trademark shall terminate immediately and revert to Licensor. Without prejudice to any other rights Licensor may have at law or equity, upon the expiration or termination of this Agreement, all royalties due to Licensor shall become immediately due and payable to Licensor. Licensee shall discontinue all use of the Trademark and shall have no further right to utilize the Trademark.

D. Any use of the Trademark other than in accordance with this paragraph may injure Licensor's business relationships and interfere with its contractual relations, which injuries are not readily calculable in monetary terms, in addition to causing Licensor irreparable harm. Licensor reserves all rights to seek the entry of preliminary and permanent injunctive relief for any use of the Trademark other than as provided herein. However, such remedies shall not be exclusive of other legal remedies otherwise available to Licensor.

7. <u>Payment Terms</u>

A. Licensee shall pay Licensor fifteen percent (15%) of the Net Revenue generated from the sale of all of Licensee's Services and Products as defined herein.

B. Licensee shall pay Licensor forty percent (40%) of revenue generated from the Market Licensing Fees calculated on all such revenue in excess of the first Fifty Thousand Dollars ($50,000) of revenue that will be allocated to a corporate marketing fund. (See Addendum A – Attached)

C. Licensee shall make such payments to Licensor within ten days of the end of each month for the previous month, based upon the receipt (less chargebacks and credits) of revenue, as and when received, for the prior month. Licensee shall provide a mutually agreeable summary of revenue each month with such payment.

8. Indemnification

A. Licensee will defend, indemnify, and hold harmless Licensor from and against any loss, damages, or liability resulting directly from claims by third parties based on alleged defects or failures of Licensee's services and products. As a condition to such defense and indemnification, Licensor will provide Licensee with prompt written notice of the claim.

B. Licensor will defend, indemnify, and hold harmless Licensee from and against any loss, damages, or liability resulting from or arising out of a claim that Licensee's use of the Trademark infringes the trademark rights of any third party. As a condition to such defense and indemnification, Licensee will provide Licensor with prompt written notice of the claim.

9. Notices

All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given only if personally delivered, delivered by a major commercial rapid delivery courier service with tracking capabilities, costs prepaid, or mailed by certified or registered mail, return receipt requested, postage prepaid, to a party at the address set forth below or such other address as a party last provided to the other by written notice:

If to Licensor: Adam Glasser
Brady's Pop Productions, Inc.
13224-H Admiral Avenue
Marina Del Ray, CA 90292

If to Licensee: Craig W. Price & David K. Mathias
P&M Entertainment, Inc.
P.O. Box 1322
Hagerstown, MD 21741

10. Disputes

All disputes arising with respect to this Agreement shall be governed by the laws of the state of Delaware and exclusive venue concerning, relating to, or arising out of, this Agreement shall be the state or federal courts covering Delaware.

Licensor hereby consents to personal jurisdiction in Delaware. The defaulting party shall pay all reasonable attorney fees incurred by the other party in enforcing this Agreement. Upon mutual agreement by the parties, such disputes may be resolved by arbitration or mediation.

11. Relationship of the Parties

This Agreement does not create any ownership interest by either party in the other party's company, and does not create a joint venture, partnership, or any other business relationship. This Agreement is a license of Trademark rights only between independent contractors.

12. Severability

If any provision of the Agreement is for any reason declared to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not be affected thereby. Such invalid or unenforceable provision shall be deemed modified to the extent necessary to render it valid and enforceable, and if no modification shall render it valid and enforceable, the Agreement shall be construed as if not containing such provision and the rights and obligations of the parties shall be construed and enforced accordingly.

13. No Waiver

Any waiver by either party of any condition, part, term or provision of this Agreement, shall not be construed as a waiver of any other condition, part, term or provision or a waiver of any future event or circumstance.

14. Entire Agreement

This Agreement contains the entire agreement between the parties and supersedes any prior agreement or understanding relating to the subject matter hereof. This Agreement has been mutually drafted by the parties and no presumption relating to ambiguity will arise. The Agreement may not be altered or modified in any way except by a writing signed by Licensor and Licensee and dated subsequent to the effective date hereof. Faxed signatures are acceptable as originals for purposes of this Agreement.

IN WITNESS WHEREOF, the parties have each caused this Agreement to be signed by their duly authorized representatives.

LICENSOR:

Brady's Pop Productions, Inc.
a California corporation
d/b/a Seymore Butts

Date: 5/22/04

By: [signature]

Name: ADAM GLASSER

Title: PRESIDENT

LICENSEE:

P&M Entertainment, Inc.
a Delaware corporation
d/b/a xXxposed Entertainment

Date: 6-2-04

By: [signature]

Name: Craig W. Price

Title: President

Date: 6-3-04

By: [signature]

Name: David K. Mathews

Title: Vice President

Mr. Craig Price
P&M Entertainment, Inc.
PO Box 1322
Hagerstown, MD 21740

Dear Mr. Price:

This letter agreement (the "Agreement") sets forth the terms and conditions whereby **P&M Entertainment, Inc.**, a Delaware corporation (the "Company") agrees to engage Pegasus Advisory Group, Inc. ("Consultant") as corporate and financial advisor to the Company.

Consultant will perform the services as set forth herein on behalf of the Company in order to facilitate transactions whereby the Company will become listed on the OTC Pink Sheets.

1. **Appointment.** The Company hereby appoints Consultant as its financial advisor, for a period of one (1) year. Consultant shall advised, facilitate and coordinate the process of listing the Company on the OTC Pink Sheets marketplace ("Pink Sheets") in the United States. Consultant shall be the entity with overall responsibility for managing the listing process, including but not limited to:
   i. Assisting the Company in properly structuring its capitalization in preparation for a listing on the Pink Sheets;
   ii. Advising the Company on proper asset transfer in regards to intellectual property;
   iii. Overseeing the Company's attorneys (Company will engage a law firm with relevant 1934 Securities Act experience – Consultant will recommend such a firm);
   iv. Collaborating with the Company's accountants;
   v. Overseeing the production of a Form 1-A offering document (the "1-A") on behalf of the Company;
   vi. Advising on the proper shareholding structure; and
   vii. Identifying a sponsoring brokerage firm and managing the process of the 15(c)-211 filing.

   The services in this paragraph shall be, collectively, the "Consulting Services."

2. **Due Diligence**. In order to effectively perform the Consulting Services, Consultant requires certain information from the Company. This information is detailed in Exhibit A (the "Due Diligence"). The Company hereby acknowledges that delivery of the Due Diligence is critical to completing the transactions contemplated herein. Failure to deliver the Due Diligence in a timely manner will delay the consummation in whole or in part of the contemplated transaction.

3. **Process and Timing.** The detailed process steps and anticipated timing for the transaction are set forth in Exhibit B.

4. **Compensation.**

a. **Consulting Fee.** The Company shall pay to Consultant a fee for the Consulting Services (the "Consulting Fee"). The Consulting Fee shall be $200,000. However, the Consulting Fee shall be paid in the form of a note (the "Consulting Note") attached as Exhibit C.

b. **Expenses.** The Company shall pay Consultant's reasonable out-of-pocket expenses. Any such expenses in excess of $1,000 shall be mutually agreed upon before incurred.

c. **Professional Fees.** Company acknowledges that it will bear the costs of other professionals, including attorneys and accountants. Such costs will not be borne by the Consultant.

5. **Acting as Advisor only.** It is understood that Consultant is acting as an advisor only, is not a licensed securities or real estate broker or dealer, and shall have no authority to enter into any commitments on the Company's behalf, or to hold any funds or securities in connection with a financing or to perform any act which would require Consultant to become licensed as a securities or real estate broker or dealer.

6. **Accurate Information.** Company hereby represents and warrants that all information provided Consultant pertaining to Company shall be true and correct; and Company shall hold Consultant harmless from any and all liability, expenses or claims arising from the disclosure or use of such information.

7. **Confidentiality.** Consultant acknowledges that this Agreement creates a relationship of confidence and trust on the part of Consultant for the benefit of the Company. During the term of this Agreement, Consultant may acquire certain confidential information of Company and acknowledges that Company would not have entered into this Agreement unless it were assured that all confidential information would be held in confidence by Consultant and for the benefit of the Company. During the term of this Agreement and at all times thereafter, Consultant will keep all of the confidential information in confidence and will not disclose any of the same to any other person, except Consultant personnel who are entitled thereto and other persons designated in writing by Consultant.

8. **Mutual Indemnification.** The parties do hereby indemnify each other, and officers, directors and employees against all claims, damages, liability and litigation expenses (including the expenses in connection with, its investigation and defense of any claim involving litigation) as the same are incurred, related to or arising out of its activities hereunder.

9. **Compliance with Laws.** The parties will to the best of their ability comply with the Securities Act of 1933, the Securities Exchange Act of 1934 and applicable state securities laws for any undertaking described herein.

10. **Governing Law.** This Agreement will be governed by and construed in accordance with the laws of the State of New York as applied to agreements entered into and to be performed entirely within the State of New York.

11. **Notice.** Any notice given hereunder shall be deemed given if mailed by registered or certified mail, return receipt requested, to the parties hereto at their respective address.

12. **Binding Agreement and Assignment.** This Agreement and all rights and obligations thereunder shall be binding upon and inure to the benefit of each party's successors and may not be assigned without the other party's consent.

13. **Severability.** Any determination by any court of competent jurisdiction that any provision of this Agreement is invalid shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as to be valid under applicable law.

14. **Integration; Amendment; Waiver.** This Agreement (i) constitutes the entire agreement of the parties with respect to its subject matter, (ii) supersedes all prior agreements, if any, of the parties with respect to its subject matter, and (iii) may not be amended except in writing signed by the party against whom the change is being asserted. The failure of any party at any time to require the performance of any provision of this Agreement shall in no manner affect the right to enforce the same; and no waiver by any party of any provision (or of a breach of any provision) of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision (or of a breach of any other provision) of this Agreement.

15. **Survival.** Notwithstanding anything to the contrary, the provisions of Paragraphs 4, 5, 7 and 8 hereof shall survive the termination of this Agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have each executed and delivered this Agreement as of the day and year first above written.

P & M ENTERTAINMENT, INC.

Craig W. Price

By: Craig W. Price
Title: President
P & M Entertainment, Inc.

September 1, 2006
Date

PEGASUS ADVISORY GROUP, INC.

Seth Elliott

By: Seth Elliott
Title: President

9/3, 2006
Date

EXHIBIT A
DUE DILIGENCE REQUIREMENTS

1. Full Description of the Company
2. Year to Date GAAP financial statements
3. 2005 GAAP financial statements
4. 2004 GAAP financial statements
5. Shareholder list and ownership breakdown
6. A full description of property and major assets owned by the company
7. Analysis of the company's competition and competitive position
8. Company's Officers and Directors, biographies and compensation
9. Description of material transactions between the company and its officers and directors
10. Description of any material legal proceedings involving the company or its officers and directors
11. Accounts Receivable aging and analysis (if applicable)
12. Inventory breakdown and analysis (if applicable)
13. Accounts Payable aging and analysis
14. Full details of any debt instruments

EXHIBIT B
PROCESS AND TIMING

Phase 1

Action	Anticipated Completion
Review of Due Diligence	+ 5 days from Due Diligence Delivery
Engagement of Attorney	+ 7 days from Due Diligence Delivery

Phase 2

Action	Anticipated Completion
First Draft of Form 1-A	+ 15 days from Due Diligence Delivery
Final Draft of Form 1-A	+ 17 days from Due Diligence Delivery
Filing of Registration Statement	+ 18 days from Due Diligence Delivery

Phase 3

Form 1-A qualified*	+ 20 days from filing of Form 1-A
Initial Regulation A sales to investors completed	+ 35 days from filing of Form 1-A
15(c)-211 form filed	+ 36 days from filing of Form 1-A
Company approved for trading**	+ 60 days from filing of Form 1-A

* The 1-A is qualified once any SEC comments/questions have been addressed. In the event that no comments from the SEC are forthcoming, the 1-A will be qualified on the 20th day after filing.

** The approval of the Company for trading is dependent on the speed of NASD review. The process may be shorter or longer than set forth but averages around 15-30 days.

EXHIBIT A
CONSULTING NOTE

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

2% SENIOR SUBORDINATED NOTE

$200,000.00

FOR VALUE RECEIVED, P&M ENTERTAINMENT, INC., a ______________ corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of Pegasus Advisory Group, Inc. a New York company or registered assigns (the "**Holder**") the sum of Two Hundred Thousand Dollars ($200,000.00), on **September 1, 2008** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at an initial rate of seven percent (2%) per annum simple interest from **August 15, 2006** (the "**Issue Date**"), upon maturity.

Any amount of principal or interest on this Debenture which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the due date thereof until the same is paid ("**Default Interest**"). Interest shall commence accruing on the issue date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date, or at the time of conversion of the principal to which such interest relates. All payments due hereunder (to the extent not converted into common stock of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America or, at the option of the Borrower, in whole or in part, in shares of Common Stock of the Borrower valued at the then applicable Conversion Price (as defined herein). All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term "**business day**" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the

Borrower and will not impose personal liability upon the holder thereof. The obligations of the Borrower under this Debenture shall be secured by that dated by and between the Borrower and the Holder of even date herewith. The following terms shall apply to this Note:

ARTICLE I: CONVERSION

1.1 Conversion. In the event that the Borrower files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert this Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein.

1.2 Conversion Price. The Conversion Price shall mean the price as set forth in the Regulation A Offering.

1.3 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note and the other Notes issued pursuant to the Purchase Agreement. Such Borrower is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the Note (based on the Conversion Price of the Debentures in effect from time to time) (the "Reserved Amount"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. The Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Capital Stock. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on shares of Common Stock solely in the form of additional shares of Common Stock or (b) directly or indirectly or through any subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders' rights plan which is approved by a majority of the Borrower's disinterested directors.

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Sale of Assets. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not, without the Holder's written consent, sell, lease or otherwise dispose of any significant portion of its assets outside the ordinary course of business. Any consent to the disposition of any assets may be conditioned on a specified use of the proceeds of disposition.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur, Holder may demand immediate payment of all Principal and unpaid Interest:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder.

3.3 Breach of Covenants. The Borrower breaches any material covenant or other material term or condition contained in this Debenture and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture.

3.5 Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $250,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower; and the address of the Borrower shall be 300 Mercer Street, Suite 29K, New York, NY 10003. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

4.3 Amendments. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Debentures issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act). Notwithstanding anything in this Debenture to the contrary, this Debenture may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. THIS DEBENTURE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS DEBENTURE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS DEBENTURE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE. ANY CONTROVERSY OR CLAIM BETWEEN THE PARTIES ARISING FROM OR RELATING TO THIS AGREEMENT, OR THE BREACH OF THIS AGREEMENT, WILL BE SETTLED BY ARBITRATION TO TAKE PLACE IN ORLANDO, FLORIDA OR ANOTHER MUTUALLY AGREED UPON SITE, IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY A PANEL OF THREE ARBITRATORS SELECTED IN ACCORDANCE WITH THOSE RULES. JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR OR ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION AND WILL BE DEEMED CONFIDENTIAL INFORMATION. THE PREVAILING PARTY IN ANY ARBITRATION PROCEEDING SHALL BE AWARDED COSTS AND FEES, INCLUDING ATTORNEY'S FEES.

4.7 Certain Amounts. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest plus Default Interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

4.8 Denominations. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $10,000 as the Holder shall request.

4.9 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this __ day of August, 2006.

____

Name:
Title:

BUSINESS CONSULTANT AGREEMENT

THIS BUSINESS CONSULTANT AGREEMENT (the Agreement) is made and entered into the 24th day of August, 2006, by and between JW FINANCIAL L.L.C., a Delaware Limited Liability Company, having its principal place of business at 97 Cowboy Way, Mineral Bluff, GA, 30559 (JW Financial), and P&M Entertainment, Inc. having its principal place of business at PO Box 1322, Hagerstown, MD 21740. (BUSINESS A).

W I T N E S S E T H :

WHEREAS, BUSINESS A has requested JW Financial to provide expertise in the areas of capital raising, shareholder communications and public relations to support its business and growth; and

WHEREAS, JW Financial desires to provide financial and business advice to BUSINESS A and assist BUSINESS A through introductions to members of the investment community.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein, the parties agree as follows:

1. AGREEMENT; SCOPE

1.1 Engagement

BUSINESS A hereby agrees to engage JW Financial to provide the services specified in Section 2 below and JW Financial hereby agrees to provide such services to BUSINESS A upon the terms and conditions hereinafter set forth.

1.2 Relationship of the Parties

It is expressly acknowledged by the parties hereto that JW Financial is an independent contractor and nothing in this Agreement is intended nor shall be construed to create an employer/employee relationship, a joint venture of any kind including any landlord/tenant relationship between BUSINESS A and JW Financial. BUSINESS A shall not have any right to exercise any control or discretion over the manner or method by which JW Financial performs services hereunder; provided, however, the services to be provided by JW Financial hereunder shall be provided in a manner consistent with the professional standards governing such services and the provisions of this Agreement. Neither party shall have any authority to act for or the other party, except as expressly provided herein.

2. SERVICES

2.1 Advice and Counsel

JW Financial will provide advice and counsel to BUSINESS A concerning business and financial plans, strategy and negotiations with potential lenders and investors, merger/acquisition candidates, joint ventures, corporate partners and others involving financial and business related transactions.

2.2 Introductions to the Investment Community

JW Financial has substantial contacts among members of the investment community throughout the United States. JW Financial shall introduce these contacts to BUSINESS A so as to enable BUSINESS A to establish relationships with investment banking firms, securities dealers and investment professionals and to provide them with corporate information about BUSINESS A on a regular and continuous basis. JW Financial understands that this is in keeping with BUSINESS A's business objective to establish a nationwide network of securities firms and investment professionals who have an interest in BUSINESS A. BUSINESS A understands and agrees that JW Financial shall only make introductions to potential investors and conduct only ministerial, non-sales activities with respect to the offer or sale of any securities to be issued by BUSINESS A.

2.3 Market-Making Intelligence

JW Financial has access through its associates and personnel to certain information concerning the securities markets in the United States. JW Financial will monitor and react to sensitive market information on a timely basis and provide advice, counsel and proprietary intelligence (including but not limited to information of price, volume and the identification of market-makers, buyers and sellers) to BUSINESS A in a timely fashion with respect to securities in which BUSINESS A has an interest. BUSINESS A understands that this information is available from other sources but acknowledges that JW Financial can provide it in a more timely fashion and with substantial value-added interpretation of such information.

2.4 Due Diligence

JW Financial shall undertake due diligence with respect to proposed financial and business transactions involving BUSINESS A, including investigation and advice relating to the financial, valuation and stock price implications of said transactions.

2.5 Additional Services

JW Financial may provide such further and additional services as is necessary to fulfill its engagement or may be mutually agreed upon by the parties.

2.6 Best Efforts

JW Financial shall devote such time and best efforts as may be reasonably necessary to perform the foregoing services. BUSINESS A expressly acknowledges and understands that JW Financial cannot guarantee results concerning the investment of capital in BUSINESS A or the successful consummation of any transaction contemplated by BUSINESS A.

2.7 Limitation of Services

2.7.1 It is expressly acknowledged that JW Financial has not agreed with BUSINESS A, in this Agreement or any other agreement, verbal or written, to offer or sell any security or be a market-maker or securities dealer in any security.

2.7.2 The compensation paid to JW Financial herein is not, and shall not be construed as, compensation for the offer or sale of any security or for the purpose of making a market or acting as a dealer in any security, or the submission of an application to make a market in any security.

2.7.3 The parties agree that the services to be provided by JW Financial shall not be for the purpose of affecting the price of any security or influencing market making activities in any security, including, but not limited to, the submission of an application to make a market, the entry of bid/ask quotations or retail securities trading activities.

3. COMPENSATION

In consideration of the services to be performed by JW Financial hereunder, BUSINESS A shall pay and deliver to JW Financial the funds, securities or other property or assets specified in Exhibit A hereto and at the time(s) specified therein. Any such property or assets shall be free and clear of all liens and encumbrances.

4. BUSINESS A REPRESENTATIONS AND WARRANTIES

BUSINESS A hereby represents and warrants to JW Financial, as follows:

4.1 Authorization

BUSINESS A has the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereunder.

4.2 No Violation

Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will violate any provision of the charter or by-laws of BUSINESS A or, violate, or be in conflict with, or constitute a default under, any agreement or commitment to which BUSINESS A is a party, or violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

5. CONFIDENTIALITY AND NON-DISCLOSURE

During and after the term of this Agreement, BUSINESS A shall maintain the confidentiality of and shall not furnish, release, disclose or otherwise make available to third parties, in any form whatsoever, without the prior written consent of JW Financial, any names, addresses, telephone or telefax numbers, business plans, production processes, financial projections or other information, written or oral (the Confidential Information), relating to any joint venture partners, merger/acquisition candidates, securities dealers and market-makers, investment opportunities, or sources of capital made known to BUSINESS A by JW Financial or whom BUSINESS A learned of, directly or indirectly, from JW Financial. BUSINESS A recognizes and acknowledges that the Confidential Information shall be considered the property of JW Financial and that JW Financial has expended considerable time and expense in obtaining and developing the Confidential Information.

6. NON-CIRCUMVENTION

During the term of this Agreement, BUSINESS A shall not circumvent or attempt to circumvent JW Financial and enter into any agreement or arrangement with any joint venture partner, merger/acquisition candidate, securities dealer or market-maker, investment banking firm, investor or source of capital made known to BUSINESS A by JW Financial or whom BUSINESS A learned of, directly or indirectly, from JW Financial.

7. INJUNCTIVE RELIEF

In the event of a breach or threatened breach of the provisions of Section 5 or Section 6 of this Agreement, BUSINESS A agrees that JW Financial shall be entitled to an injunction enjoining and restraining such breach or threatened breach and such other remedies as may be available to JW Financial. BUSINESS A agrees and acknowledges that a breach or threatened breach of the provisions of Section 5 or Section 6 shall cause JW Financial to suffer irreparable damages, including JW Financial's inability to prove specific money damages.

8. MERGER OF BUSINESS A

BUSINESS A and JW Financial acknowledge and agree that the rights and obligations of the parties in this Agreement shall remain in full force and effect, notwithstanding the merger of BUSINESS A into another corporation or other business. In such event, it is expressly agreed that the surviving corporation or business of such merger shall be bound by and comply with the terms and conditions of this Agreement, including the compensation payable to JW Financial in Exhibit A.

9. TERM

The term of this Agreement shall commence upon execution hereof by BUSINESS A and JW Financial, and shall continue for a period of one (1) year unless terminated sooner by JW Financial upon giving BUSINESS A sixty (60) days written notice.

10. MISCELLANEOUS

10.1 Amendment and Modification

This Agreement may only be amended or modified by a writing signed by the party against whom enforcement of any such amendment or modification is sought.

10.2 Notices

Any written notice to be given hereunder by a party to the other party may be effected by personal delivery, facsimile transmission or by mail, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but any party may change his address by written notice in accordance with this Agreement. Notices delivered personally or by facsimile transmission shall be deemed to have been given upon actual receipt thereof; mailed notices shall be deemed communicated as of three (3) days after mailing.

10.3 Assignment

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party without the prior written consent of the other party.

10.4 Publicity

Neither JW Financial nor BUSINESS A shall make or issue, or cause to be made or issued, any public announcement or other disclosure of this Agreement or the terms and conditions thereof without the prior written consent of the other party; provided, however, this provision shall not apply to any public announcement or other disclosure required to by made by law or by rule or regulation of any federal or state governmental authority, except that the party required to make such public announcement or disclosure shall consult with the other party concerning the timing and content of such public announcement or disclosure before it is made.

10.5 Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

10.6 Litigation

The prevailing party in any litigation relating to the interpretation, application or enforcement of any provision of this Agreement shall be entitled to recover against the other party costs and reasonable attorney's fees.

10.7 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.8 Headings

The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

10.9 Entire Agreement

This Agreement, including Exhibit A hereto, sets forth the entire agreement of the parties hereto and supersedes any prior agreements or understandings, whether oral or written, between the parties.

10.10 Further Assistance

Each party agrees that it shall from time to time take such further actions and execute such additional instruments as may be reasonably necessary to implement and carry out the intent and purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Business Consultant Agreement to be duly executed as of the day and year first above written.

If you wish to engage my services in the manner set forth herein, please so indicate by counter-signing this letter in the space provided below and return it to the undersigned.

BUSINESS A

By: Craig W. Pue

As: President - P&M Entertainment Inc

JW FINANCIAL L.L.C.

By: ____________________

As: ____________________

COMPENSATION PAYABLE TO JW FINANCIAL

RETAINER FEES:

For its general advisory services, as defined above, P&M Entertainment, Inc.. (the company) agrees to pay JW Financial a cash, consulting retainer for the period commencing with the execution of this document. The company agrees to compensate JW Financial or its affiliates or designees the amount of Fifty Thousand Dollars ($50,000.00 USD) annually, JW Financial will convert fee into common stock upon the effective date of a Regulation A registration. If the Regulation A registration does not take effect, the $50,000 fee shall be waived.

P&M Entertainment, Inc. agrees to pay a monthly retainer fee of Twenty Five Hundred Dollars ($2,500) starting Sixty (60) days from the effective date of the Regulation A registration, via check or bank wire for the period of this agreement

TRANSACTION RELATED FEES:

If during the period JW Financial is retained by the company or within 12 months thereafter (a) a business combination is consummated with a second party or (b) the company enters into a definitive agreement with any such second party to engage in a business combination, a transaction fee shall be paid in an amount determined based upon a percentage of the aggregate purchase price as follows:

Aggregate Purchase Price	Fee
Less than $25 million	6%
$25 million-$75 million	4.5%
Greater than $75 million	2.5%

Such a transaction fee shall become due and payable in cash at closing.

If during the period the company is retained by the company or within 24 months thereafter (a) any restructuring of current debt or (b) issuing of new debt, is completed, a transaction fee will shall be paid in an amount determined based upon a percentage of the aggregate savings in the transaction:

Aggregate Savings	Fee
Less than $250,000	10%
$250,000-$750,000	7%
More than $750,000	5%

The company shall have cause, to issue an additional note for One Hundred Thousand Dollars ($100,000). JW Financial has the right to convert said note into common stock upon the effective date of any registration. The company shall issue to JW Financial and/or its affiliates one million shares of 144 restricted stock with demand, piggy-back, registration rights. The company shall also have cause to issue, three million warrants, (3,000,000) warrants exercisable in stages. One million warrants at ten cents (.10) each, with the right to exercise such warrants for a period of one year from the date of issue. One million warrants at (.50) each, with the right to exercise such warrant for a period of one year commencing the expiration of the (.10) warrant. One million warrants at (1.00) each, with the right to exercise such warrant for a period of one year commencing the expiration of the (.50) warrant.

Any transaction related event, resulting in the company obtaining financing via the efforts of JW Financial, other than described above, the fees shall be discuses and agreed upon, on a case by case basis between JW Financial and the company.

Bank Wire Instructions for JW Financial:

BB&T
ABA: 061113415
JW Financial LLC
ACT: 0005148283364

Physical Address:

JW Financial L.L.C.
C/o J. Scott Watkins
97 Cowboy Way
Mineral Bluff, GA 30559
706-374-0903 office
706-374-0904 fax
813-713-5898 cell
Watkins1@tds.net

MHH&H

Moritt Hock Hamroff & Horowitz LLP

ATTORNEYS AT LAW

400 Garden City Plaza Garden City, New York 11530

(516) 873-2000 Fax (516) 873-2010
www.moritthock.com

Dennis C. O'Rourke
Of Counsel
Email: dorourke@moritthock.com

March 5, 2007

VIA FEDERAL EXPRESS

Office of Small Business Administration
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549
Attn: Mr. John Zitko

Re: Regulation A Offering of P & M Entertainment, Inc. (the "Company")

Dear Mr. Zitko:

As counsel to the Company, we have been asked to deliver to you our opinion with respect to the sale of an aggregate of up to 10,000,000 shares (the "Shares") of the common stock of the Company at $0.05 per Share. It is our opinion that these Shares are exempt from registration under the Securities Act of 1933 (the "Act") pursuant to the Section 3(b) of the Act and Regulation A promulgated thereunder.

This opinion is being provided to you in connection with the sale of the Shares and may not be relied upon by any other person for any other purpose.

Very truly yours,

MORITT HOCK HAMROFF & HOROWITZ LLP

Dennis C. O'Rourke

F:\P&M Entertainment, Inc\Docs\Reg A Opinion Letter 021207.Doc

EXHIBIT 15.1

P & M Entertainment, Inc.
d/b/a/ Seymore Butts' Ladies Night Parties
P.O. Box 1322
Hagerstown, MD 21741

June 7, 2006

To: Mrs. Rachel Milligan:

This letter serves as an official offer for the position of National Operations Director of Ladies Night Home Parties for P&M Entertainment, Inc. d/b/a/ Seymore Butts' Ladies Night Home Parties.

The primary duties and responsibilities will include, but not limited to day to day sales and recruiting activities associated with the operation of Ladies Night Home Parties. The main role of the National Director is to be the main point person for all home party representatives nationally that may have inquiries, questions or problems during their tenure with the company.

Mrs. Milligan will work closely and provide all details of the operation to Craig W. Price (President) as well as play a major role in product selection, pricing, overall direction of the program and identifying additional revenue producing opportunities.

In exchange for the time and effort this position requires, P&M Entertainment will compensate Mrs. Milligan with a 10% override of net revenue generated by all reps recruited nationally on a monthly basis. Net revenue will be defined as (Gross revenue per event minus the following expenses: Reps' commissions and Vendor Cost of each product. The commission will be paid on the last day of each month after the previous months' activity can be reported and verified.

The term of this agreement is for 3-years from the date stated above with 1 year renewals for year four and beyond. At anytime either party (with just cause) can terminate this agreement with a 30-day written notice.

The laws of Delaware govern this agreement and any disputes that may arise in the future.

Approved and Accepted:

[signature] 6.19.06
Mrs. Rachel Milligan

[signature] 6-7-06
Mr. Craig W. Price, President

EXHIBIT 15.2

P & M Entertainment, Inc.
d/b/a/ Seymore Butts' Ladies Night Parties
P.O. Box 1322
Hagerstown, MD 21741

June 7, 2006

To: Mrs. Jessica Merritt:

This letter serves as an official offer for the position of National Recruiting Director of Ladies Night Home Parties for P&M Entertainment, Inc. d/b/a/ Seymore Butts' Ladies Night Home Parties.

The primary duties and responsibilities will include, but not limited to day to day sales and recruiting activities associated with the operation of Ladies Night Home Parties. The main role of the National Recruiting Director is to be the main point person for new and potential home party representatives nationally that may have inquiries, questions or need further information regarding joining the company.

Mrs. Merritt will work closely and provide all details of the operation to Craig W. Price (President) as well as play a major role in product selection, pricing, overall direction of the program and identifying additional revenue producing opportunities.

In exchange for the time and effort this position requires, P&M Entertainment will compensate Mrs. Merritt with a 10% override of net revenue generated by all reps recruited nationally on a monthly basis. Net revenue will be defined as (Gross revenue per event minus the following expenses: Reps' commissions and Vendor Cost of each product. The commission will be paid on the last day of each month after the previous months' activity can be reported and verified.

The term of this agreement is for 3-years from the date stated above with 1 year renewals for year four and beyond. At anytime either party (with just cause) can terminate this agreement with a 30-day written notice.

The laws of Delaware govern this agreement and any disputes that may arise in the future.

Approved and Accepted:

Jessica Merritt 6-19-06 — Mrs. Jessica Merritt

Craig Price 6-7-06 — Mr. Craig W. Price, President

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 6th day of February 2004, between P & M Entertainment, Inc. (the "Company") and Mr. James Pattison (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's Initial Markets will include San Francisco and Oakland, CA and all cities north of Fresno, CA but limited to California state lines. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

   P&M Entertainment also grants Mr. Pattison the first right of refusal to manage the Reno, NV market for an initial licensing fee of $4,000.00. The payment arrangement of 50% down ($2,000) and monthly payments of $500.00 per month until the balance is paid will be followed.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, a Market Licensing Fee for the market is $10,000. The Contractor agrees to pay P&M Entertainment, Inc. a down payment of 50% per market or ($5,000.00), the remaining balance of $5,000 will then be paid in equal payments of $625.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating sufficient net revenue to cover such payments. Payments will be subtracted from any net revenues that would be due to the contractor. The balance of the initial marketing fee must be paid no later than December 31, 2004.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. James Pattison
P.O. Box 909
Redwood Valley, CA 95470

For correspondence to the Company:

Craig Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: ______________________
Mr. James Pattison

P & M Entertainment, Inc.

By: ______________________
Craig Price, Principal

By: ______________________
David K. Mathias

P & M Entertainment, Inc.
d/b/a/ Seymore Butts' xXxposed Entertainment
P.O. Box 1322
Hagerstown, MD 21741

Decemger 15, 2005

To: Mr. Donnie Sewell:

This letter serves as an official offer for the position of National Sponsorship Director for P&M Entertainment, Inc. d/b/a/ Seymore Butts' xXxposed Entertainment.

The primary duties and responsibilities will include, but not limited to all activates associated with identifying Party Bus Sponsorship and revenue opportunities throughout the country. Mr. Sewell will work closely and provide all details of the program to Craig W. Price (President) to ensure proper pricing, negotiation and completion of each opportunity.

In exchange for the time and effort this position requires, P&M Entertainment will pay 25% of net revenue generated by this program on a monthly basis. Net revenue will be defined as (Gross revenue per event minus the following expenses: (Banner/Sponsorship signage production). The commission will be paid on the 15th of each month after the previous months' activity can be reported and verified.

The term of this agreement is for 3-years from the date stated above with 1-year renewals for year four and beyond. At anytime either party (with just cause) can terminate this agreement with a 30-day written notice.

The laws of Delaware govern this agreement and any disputes that may arise in the future.

Approved and Accepted:

____

Mr. Donnie Sewell

Mr. Craig W. Price, President

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 21st day of April 2004, between P & M Entertainment, Inc. (the "Company") and Mr. Ryan Sprance (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. <u>Independent Contractor.</u> Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. <u>Independent Contractor's Duties.</u> The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include New Jersey Market. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. <u>Term.</u> This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, a Market Licensing Fee for the market is $6,500. The Contractor agrees to pay P&M Entertainment, Inc. a down payment of 40% per market or ($2,600.00), the remaining balance of $3,900 will then be paid in equal payments of $750.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating sufficient net revenue to cover such payments. Payments will be subtracted from any net revenues that would be due to the contractor. The balance of the initial marketing fee must be paid no later than December 31, 2004.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. Ryan Sprance
555 Rt. 18 South #414
East Brunswick, NJ 08816

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: ____________________
Mr. Ryan Sprance

P & M Entertainment, Inc.

By: ____________________
Craig W. Price

By: ____________________
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 2nd day of October, 2003, between P & M Entertainment, Inc. (the "Company") and Mr. Tom Fullerton (the "Contractor").

The Contractor will be providing human resources services and possesses certain skills, knowledge and experience in areas of interest to the Company, and,

The Company wishes to contract with the Contractor to receive services as set forth below,

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor will recruit, interview, and select individuals whom the Company may desire to contract with or employ for services offered by the Company. The Contractor shall perform supervisory tasks for the day-to-day operation of their assigned market as well. The Contractor's Initial Markets may include, but shall not be limited to the Chicago, IL Metro (including Cook, DuPage, Kane, Lake, McHenry, and Will Counties) and the Milwaukee and Madison, WI Metro Area (including Kenosha, Lake Geneva, Port Washington, Sheboygan, Monifowoc, Green Bay, Whitewater, Janesville, Oshkosh, Fond du Lac and Two Rivers) and the surrounding 30 miles of the each Market.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. The Company and The Contractor shall both have the option to renew the Agreement for successive one (1) year terms. The Agreement may only be extended upon mutual agreement of the parties.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by either party. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Such compensation shall be payable within fifteen (15) days of the Company's receipt of notification. Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals,

$3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

The initial Market Licensing Fee for the Chicago Market is $6,500. Mr. Fullerton agrees to pay P&M Entertainment, Inc. a down payment of 10% or ($650.00), the remaining balance of $5,850 will then be paid in equal payments of $585.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating revenue. The balance must be paid no later than December 31, 2004.

The initial Market Licensing Fee for the Milwaukee/Madison, WI Market is $6,500. Mr. Fullerton agrees to pay P&M Entertainment, Inc. a down payment of 10% or ($650.00), the remaining balance of $5,850 will then be paid in equal payments of $585.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating revenue. The balance must be paid no later than December 31, 2004.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to advertising, marketing, security and credit card fees shall be borne by the Company. The Company agrees to discuss all marketing, advertising and other expenditures in the market with the Regional Manager prior to committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non-industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. If necessary, the Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Tom Fullerton
2035 S. Arlington Heights Rd.
Suite 119A
Arlington Heights, IL 60005

For correspondence to the Company:

Craig Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: [signature]
Tom Fullerton
10/9/03

P & M Entertainment, Inc.

By: [signature]
Craig Price, Principal

By: [signature]
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 16th day of September 2005, between P & M Entertainment, Inc. (the "Company") and Mr. Timothy Halsel and Mrs. LaTonja Halsel (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include Pittsburgh, PA and the surrounding 60 miles of the market. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, a Market Licensing Fee for the market is $5,000. The Contractor agrees to pay P&M Entertainment, Inc. a down payment of 30% per market or ($1,500.00), the remaining balance of $3,500 will then be paid in equal payments of $500.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating sufficient net revenue to cover such payments. Payments will be subtracted from any net revenues that would be due to the contractor. The balance of the initial marketing fee must be paid no later than September 31, 2006.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. Timothy Halsel
642 Seminary Ave – Apt #2
Oakdale, PA 15071

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

P & M Entertainment, Inc.

By: [signature]
Mr. Timothy Halsel

By: [signature]
Mrs. LaTonja Halsel

By: [signature]
Craig W. Price

By: [signature]
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 6th day of May 2005, between P & M Entertainment, Inc. (the "Company") and Mr. Kevin Stich and Kevin Conley (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. <u>Independent Contractor.</u> Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. <u>Independent Contractor's Duties.</u> The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include the Nashville, TN, Cincinnati, OH and Indianapolis, IN, markets. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. <u>Term.</u> This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, the Market Licensing Fees for multiple market management are as follows: $5,000.00 for Cincinnati, OH – Reduced Fee of $3,000 for Nashville, TN – Reduced Fee of $3,000 for Indianapolis, IN. The Contractor agrees to pay P&M Entertainment, Inc. the total sum of the Market Fee at the execution of this agreement. The Company will honor these reduced market licensing fee for the term of the agreement, plus any future renewals.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. Kevin Stich & Steven Conley
270 Twin Falls Road
Mt. Washington, KY 40047

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

P & M Entertainment, Inc.

By: [signature] 6-14-05
Mr. Kevin Stich

By: [signature]
Craig W. Pace

By: [signature] 6-14-05
Mr. Steven Conley

By: [signature]
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 18th day of May 2004, between P & M Entertainment, Inc. (the "Company") and Mr. Mike Richardson (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include Cleveland, OH and the surrounding 60 miles of the market. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, a Market Licensing Fee for the market is $5,000. The Contractor agrees to pay P&M Entertainment, Inc. a down payment of 50% per market or ($2,500.00), the remaining balance of $2,500 will then be paid in equal payments of $500.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating sufficient net revenue to cover such payments. Payments will be subtracted from any net revenues that would be due to the contractor. The balance of the initial marketing fee must be paid no later than December 31, 2004.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. Mike Richardson
32999 Sand Piper Drive
Romulus, MI 48174

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: ______________________
Mr. Mike Richardson

P & M Entertainment, Inc.

By: ______________________
Craig W. Price

By: ______________________
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 3rd day of April 2004, between P & M Entertainment, Inc. (the "Company") and Kristina and Sammy Lee (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include Phoenix, AZ and the surrounding 60 miles of the market. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. <u>Termination.</u> The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. <u>Compensation.</u> As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   In the first year of this Agreement, a Market Licensing Fee for the market is $5,000. The Contractor agrees to pay P&M Entertainment, Inc. a down payment of 50% per market or ($2,500.00), the remaining balance of $2,500 will then be paid in equal payments of $500.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating sufficient net revenue to cover such payments. Payments will be subtracted from any net revenues that would be due to the contractor. The balance of the initial marketing fee must be paid no later than December 31, 2004.

6. <u>Expenses.</u> During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. <u>Written Reports.</u> The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Kristina and Sammy Lee
3889 E. Timberline Road
Gilbert, AZ 85297

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: Kristina Lee Sammy Lee
Kristina and Sammy Lee

P & M Entertainment, Inc.

By: Craig W. Price
Craig W. Price

By: David K. Mathias
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 13th day of November 2005, between P & M Entertainment, Inc. (the "Company") and Mr. Craig S. Redler and Mr. Mark Nathanson (the "Contractor") and wishes to contract with the Contractor to receive services as set forth below.

The Contractor will be providing supervision of the day-to-day operations, recruiting, hiring, general reporting, human resources and administrative duties of the Company in the Contractor's assigned markets.

The Company provides entertainers for private and public events. The Company recruits for entertainers and security, advertises for clients, schedules and contracts both entertainers and clients for these events. The Company will inform the Contractor on a weekly basis and in a timely manner of the schedule and specific manpower that will fulfill the Company's obligation for each contracted event. The Company will collect all money from clients prior to all events. The Company represents that it will include in its contracts with the entertainers wording forbidding illegal activities, and will outline specifics of illegal activities in the entertainer's handbook.

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor shall also oversee the day-to-day operations and administration duties of their assigned markets. The Contractor's initial region will include St. Louis, MO and the State of Missouri, along with the Counties of Madison and St. Clair in the State of Illinois. The Contractor will initially develop St. Louis, MO and surrounding areas, and develop Kansas City, Wyandotte and Johnson Counties in Kansas within six months of the date of this agreement. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for thirty-six (36) months. Contractor shall have the sole option to renew the Agreement for successive one (1) year terms.

4. <u>Termination.</u> The Agreement may be terminated at any time by a thirty (30) day written agreement by the Contractor, or by the Company if and only if the Contractor has failed to adequately perform duties hereunder, and the Company has set out its objections and given the Contractor thirty (30) days to remedy. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct. The Contractor may terminate the agreement immediately, as long as they provide on-going support to the market and assists in the transition to a new Regional Manager.

5. <u>Compensation.</u> As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Net receipts are defined as gross revenue minus all expenses pertaining to Entertainers, Security and Administrative for the market. All market expenses/administrative charges will not exceed the projected amount of 15% of revenue. Such compensation shall be payable on the fifteenth (15th) and last day of every month. The Contractor will supply the company a report of confirmed completed services every week that will be used to determine compensation due for that period.

   In the first year of this Agreement, The Contractor agrees to pay P&M Entertainment, Inc. a Market Licensing Fee for the market is $5,000.00. In the second year and thereafter during the term of this Agreement, the Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

6. <u>Expenses.</u> During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to recruiting, advertising, marketing, security and credit card fees shall be borne by the Company and not to exceed 15% of the market's revenue. The Company will discuss all marketing, advertising and other market related expenditures with the Regional Manager prior to the company committing to them.

7. <u>Written Reports.</u> The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non Exotic Dancer/Stripping industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and not one of them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. The Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Mr. Craig S. Redler, Esq.
9666 Olive Blvd., Suite 795
St. Louis, MO 63132

For correspondence to the Company:

Craig W. Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Apex Entertainment, Inc.

By: ______________________
Mr. Craig S. Redler

By: ______________________
Mr. Mark Nathanson

P & M Entertainment, Inc.

By: ______________________
Craig W. Price

By: ______________________
David K. Mathias

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 2nd day of October, 2003, between P & M Entertainment, Inc. (the "Company") and Mr. Graham Nash (the "Contractor").

The Contractor will be providing human resources services and possesses certain skills, knowledge and experience in areas of interest to the Company, and,

The Company wishes to contract with the Contractor to receive services as set forth below,

IN CONSIDERATION of promises set forth below, the parties agree as follows:

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement. The Company and the Contractor do not intend to enter into an employment agreement or to be bound in any way by any employment agreement in existence between the Company and any of its employees.

2. Independent Contractor's Duties. The Contractor will recruit, interview, and select individuals whom the Company may desire to contract with or employ for services offered by the Company. The Contractor shall perform supervisory tasks for the day-to-day operation of their assigned market as well. The Contractor's Initial Markets may include, but shall not be limited to Las Vegas, NV and the surrounding 30 miles of the Market. Within each market, the Contractor shall attempt to recruit a minimum of twenty (20) individuals willing to contract with the Company to provide services. Each time an individual provides services on behalf of the Company in one of the Contractor's Initial Markets, the Contractor shall verify and report to the Company the individual's fulfillment of the services. The Contractor shall fulfill any other duties reasonably requested by the Company and agreed to by the Contractor.

3. Term. This engagement shall have an initial term of three (3) years commencing upon execution of this Agreement and continuing in full force for twelve (36) months. In the event that Contractor is successful in its attempt to recruit a minimum of twenty (20) individuals in the Initial Markets, at the end of the initial term and any renewal term, Contractor shall have the sole option to renew the Agreement for successive one (1) year terms. In the event that Contractor is unsuccessful in its attempt to recruit a minimum of twenty (20) individuals in the Initial Markets, the Agreement may only be extended upon mutual agreement of the parties.

4. Termination. The Agreement may be terminated at any time by a thirty (30) day written agreement by either party. Each party reserves the right to terminate this agreement immediately and without prior written notice in the case of fraud, disclosure of any confidential corporate information, sexual harassment and criminal conduct.

5. Compensation. As compensation for the services rendered pursuant to this Agreement, the Company shall pay the Contractor at the rate of twenty percent (20%) of the net receipts from any service completed within the Contractor's Initial Markets and any and all future markets. Such compensation shall be payable within fifteen (15) days of the Company's receipt of notification. Contractor shall pay an annual market fee to Company each year, which will be valued based on the number of individuals who have contracted with Company ($2,500 for 20 - 24 individuals, $3,250 for 25-29 individuals and $5,000 for 30+ individuals or based on total market size).

   The initial Market Licensing Fee for the Las Vegas Market is $5,000. Mr. Nash agrees to pay P&M Entertainment, Inc. a down payment of 25% or ($1,250.00), the remaining balance of $3,750 will then be paid in equal payments of $500.00 until the fee is paid in full. The monthly payments will start as soon as the market is generating revenue. The balance must be paid no later than December 31, 2004.

6. Expenses. During the term of this Agreement, the Contractor shall be responsible for its own out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, all expenses related to advertising, marketing, security and credit card fees shall be borne by the Company.

7. Written Reports. The parties may request that project plans and progress reports be provided by the other upon request.

8. Confidentiality. The Contractor acknowledges that during the engagement it will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that it will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of the Company, whether prepared by the Contractor or otherwise coming into its possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in its possession or under its control. The Contractor further agrees that it will not disclose its retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of its relationship to the Company and of the services hereunder.

9. Conflicts of Interest; Non-hire Provision. The Contractor represents that it is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Contractor and any third party. During the term of this agreement, the Contractor shall devote as much of its productive time, energy and abilities to the performance of its duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other non-industry related or competing parties while performing services for the Company. For a period of twelve (12) months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one (1) year of such employment or engagement.

10. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the either party of any of the provisions of this Agreement will cause the other party irreparable injury and damage. The parties expressly agree that the other may be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

11. Merger. The merger or consolidation of the Company into or with any other entity shall not terminate this Agreement.

12. Independent Contractor. This Agreement shall not render the Contractor, nor any of its individual partners or agents, an employee of the Company for any purpose. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

13. Indemnification. The Company agrees to hold the Contractor and its individual officers, directors, principals, employees, representatives and/or agents harmless for any loss or damage arising from the Contractor's performance of duties under the contract. If necessary, the Company will carry liability insurance relative to the services that the Contractor performs for the Company.

14. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

15. Choice of Law. The laws of the state of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Notices.

For correspondence to the Contractor:

Graham Nash
7421 Hickory Hills Drive
Las Vegas, NV 89130

For correspondence to the Company:

Craig Price
P.O Box 1322
Hagerstown, MD 21741-1322

Any party hereto may change its address for purposes of this paragraph.

19. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

20. Entire Understanding. This document and any exhibit attached hereto constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

21. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

By: Graham S. Nash
Graham Nash

P & M Entertainment, Inc.

By: Craig W. Price
Craig Price, Principal

By: ____________________
David K. Mathias

SCORES Baltimore Packages:

Package 1 - 2 hour bus tour - $125.00 per hour - **($20.00 paid to Scores per attendee).** Free admission to club after tour.

Package 2 - Bus & Bottle - $250.00
Attendee receives 2 hour bus tour - Free Admission to Scores and 1 Bottle Igor Champagne $75.00 value. **($75 paid to Scores)**

Package 3 - **VIP Tour**: $450.00
Attendee receives 2 hour bus tour - Free Admission to Scores - 30 minutes in VIP Area with entertainer. **($300 paid to Scores)**

Package 4 - Platinum - $775.00
Attendee receives 2 hour bus tour - Free Admission to Scores
1 Bottle - $100.00 value - 1 hour in VIP Area with entertainer. **($600 paid to Scores).**

Add-on Services for xXxposed to sell for Scores:

Bachelor Parties Packages:

- VIP Area in SCORES
- Free Admission to club for party
- $50.00 per person ($20.00 paid to SCORES per person in group)
- VIP and Alcohol can be added to package at an additional cost.

ADD-ON Services:

* 1/2 hour VIP - $300 - (Add $25.00 for SBXE profit)

* 1 hour VIP - $500 - (Add $25.00 for SBXE Profit)

* Diamond Dollars - $10.00 increments + 20%.

Bottle Pricing:

Will follow SCORES Price List:

SIGNATURE

The Issuer has caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hagerstown, State of Maryland, on March 7, 2007.

P&M ENTERTAINMENT, INC.

By: Craig W. Price
Craig W. Price
President

END